Exhibit 99.2 - Stantec Inc.’s Management's Discussion and Analysis

Management’s Discussion and Analysis

February 22, 2023

This discussion and analysis of Stantec Inc.’s (Stantec or the Company) operations, financial position, and cash flows for the year ended December 31, 2022, dated February 22, 2023, should be read in conjunction with the Company’s 2022 audited consolidated financial statements and related notes for the year ended December 31, 2022. Our 2022 audited consolidated financial statements and related notes are prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All amounts shown are in Canadian dollars.

Additional information regarding the Company, including our Annual Information Form, is available on SEDAR at sedar.com and on EDGAR at sec.gov. This additional information is not incorporated by reference unless otherwise specified and should not be deemed to be made part of this Management’s Discussion and Analysis (MD&A).

Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Non-IFRS and Other Financial Measures
The Company reports its financial results in accordance with IFRS. However, certain indicators used by the Company to analyze and evaluate its results are non-IFRS or other financial measures and ratios, including: adjusted EBITDA, adjusted net income, adjusted earnings per share (EPS), adjusted return on invested capital (ROIC), net debt to adjusted EBITDA, days sales outstanding (DSO), free cash flow, margin (percentage of net revenue), organic growth (retraction), acquisition growth, measures described as on a constant currency basis and the impact of foreign exchange or currency fluctuations, compound annual growth rate (CAGR), net debt, total capital managed, working capital, and current ratio, as well as measures and ratios calculated using these non-IFRS or other financial measures. These measures are categorized as non-IFRS financial measures and ratios, supplementary financial measures, or capital management measures and described in the Definitions of Non-IFRS and Other Financial Measures (“Definitions”) and Liquidity and Capital Resources sections of this MD&A and, where applicable, reconciliations from the non-IFRS measure to the most directly comparable measure calculated in accordance with IFRS are provided (see the 2022 Financial Highlights, Financial Performance, Liquidity and Capital Resources, and Definitions sections).

These non-IFRS and other financial measures and ratios do not have a standardized meaning under IFRS and, therefore, may not be comparable to similar measures and ratios presented by other issuers. Management believes that, in addition to conventional measures prepared in accordance with IFRS, these non-IFRS and other financial measures and ratios provide useful information to investors to assist them in understanding components of our financial results. These measures should not be considered in isolation or viewed as a substitute for the related financial information prepared in accordance with IFRS.

Business Model
Stantec is a global design and delivery leader in sustainable engineering, architectural planning, and environmental services. As a trusted advisor for our clients and communities, Stantec’s multidisciplinary teams address climate change, urbanization, and infrastructure resiliency. We are at the forefront of innovations to enhance environmental and social opportunities.

Stantec's vision is to remain a top tier global design firm that maximizes long-term, sustainable value for our stakeholders.

The Stantec community unites more than 26,000 employees working in over 400 locations across six continents. In 2022, Stantec earned net revenues of $4.5 billion: 51% in the United States, 26% in Canada, and 23% from our Global operations.

Management's Discussion and Analysis
December 31, 2022	M-1	Stantec Inc.

Key components of our business model are:
1.Geographic diversification. We conduct business in three regional operating units—Canada, the United States, and Global—offering similar services across all regions. This diversity allows us to cultivate close client relationships at the local level while offering the expertise of our global team.
2.Service diversification. We offer services in various sectors across the project life cycle through five business operating units (BOUs): Infrastructure, Environmental Services, Water, Buildings, and Energy & Resources.
3.Design focus. We serve the design phase of infrastructure, water, buildings, and energy & resources projects which offers higher margin opportunities and more controllable risk than integrated engineering and construction firms.
4.Life-cycle solutions. We provide professional services in all phases of the project life cycle: planning, design, construction administration, commissioning, maintenance, decommissioning, and remediation.

2022 Key Accomplishments
In 2022, Stantec continued to advance towards the achievement of our long-term strategic ambitions. We continued to navigate our business successfully through the COVID-19 pandemic and we delivered a second consecutive year of record earnings. We executed on our growth strategy and added approximately 700 people organically as well as over 300 people through acquisitions. We completed the integration of Cardno into our business, bolstered our UK presence with the acquisition of Barton Willmore and continued to excel and demonstrate our global leadership in sustainability.

Record Performance
We continue to rigorously manage every aspect of our business with our “win – do – manage” mindset. Our net revenue grew to $4.5 billion driven by 9.4% organic growth and 12.3% acquisition growth.

Each of our business operating units and geographic regions delivered organic net revenue growth while maintaining a focus on strong project execution and operational excellence. This drove to record results for several key financial metrics: adjusted EBITDA margin of 16.2%, net income of $247.0 million, diluted earnings per share of $2.22, and adjusted diluted earnings per share of $3.13.

The growth accomplished in every one of our business operating units was a testament to the strength of our diversified business model and our ability to address multi-year critical issues stemming from aging infrastructure, climate change and re-shoring of domestic production.

Growth Through Acquisitions
Having closed our acquisition of Cardno in December 2021, our primary growth initiative in 2022 was to integrate Cardno’s operations in order to accelerate our trajectory for achieving revenue synergies together. We completed the integration and migration of Cardno and several other recently acquired firms on schedule and achieved over US$10 million (approximately CA$13 million) in integrated cost synergies, ahead of our anticipated timeline. We also migrated certain smaller global entities into our primary financial systems. Integration of acquired firms provides for strong and consistent operational and financial practices across the globe and capitalizes on synergistic opportunities.

Our approach to deploying capital to acquisitions continues to be disciplined and patient. In 2022, we completed two tuck-in acquisitions that were consistent with our strategy of pursuing targeted small to medium-sized firms that bolster Stantec’s presence in key business lines and geographies and drive synergistic organic growth.

The first was Barton Willmore in the United Kingdom, a 300-employee lead planning and design consulting firm. Barton Willmore supports many of the largest and most transformational projects in the region’s residential, logistics, retail, infrastructure, energy, higher education, and urban regeneration sectors, providing services to both public and private sector clients.

The second was L2P, a 40-person Philadelphia-based architecture, interior design, and planning firm. L2P is a trusted advisor in the science and technology, commercial workplace, higher education, residential, and hospitality markets.

Management's Discussion and Analysis
December 31, 2022	M-2	Stantec Inc.

Sustainability – The Stantec Way
In 2022, we continued to demonstrate our commitment to sustainability leadership. We are on track to meet our carbon neutral and net zero commitments and are reducing our emissions in line with our validated science-based target. A key element of our emissions reduction strategy is our real estate consolidation effort, which is on track to achieve a 30% reduction in Stantec's footprint relative to 2019 by the end of 2023. At year end 2022, we were approximately 93% of the way there which also contributed to our record earnings.

Through our continued efforts for sustainability and enhancing our communities, we are extremely proud of the accomplishments and accolades that recognize our commitment. Some of these acknowledgments include:
•Ranked first among our peers as one of Corporate Knights’ 2023 Global 100 Most Sustainable Corporations in the world; ranked #7 overall in the world, recognizing our success in generating “clean” revenue
•Selected as one of Corporate Knights’ Canada’s Best 50 Corporate Citizens for the 13th time
•Recognized as a climate leader, receiving a CDP A- rating for the fifth year in a row
•Included in the S&P Global Sustainability Yearbook
•Numerous industry awards related to inclusion and diversity and safety
Our sustainability-linked loan (SLL) structure for our existing $1.1 billion credit facility incorporates emissions reduction targets and increasing our score on the Bloomberg Gender-Equality Index. In 2022, we recognized SLL savings by achieving our 2021 key performance metrics. We have committed to direct all interest savings towards further climate action and social equity.

Looking Ahead
We remain very optimistic that a strong multi-year cycle is ahead of us. While there are still economic headwinds from rising interest rates and a potential recession, we are confident in the resilience of our business model and our positioning to address key climate-related and supply chain challenges. In the US, significant federal funding is starting to be dispersed from the Infrastructure Investment and Jobs Act (IIJA), the Inflation Reduction Act (IRA), and the CHIPS and Science Act. In Canada, with commitments made on climate change, the need for environmental services and energy transition is expanding at an unprecedented rate. And in our Global region, we are seeing continued strong growth through the water asset management programs in the UK, Australia, and New Zealand, along with infrastructure supported by the European CHIPS Act and Australian Infrastructure Investment Program. We believe we are exceptionally well positioned to address these opportunities.

We expect to capitalize on these strong tailwinds to further drive our organic growth. Our balance sheet strength and pipeline of potential opportunities positions us well for ongoing M&A growth. As we maintain focus on operational excellence, we expect to continue to deliver margin and earnings growth in 2023 and beyond.

Management's Discussion and Analysis
December 31, 2022	M-3	Stantec Inc.

Strategic Acquisitions Completed in 2022 and 2021
Following is a list of acquisitions that contributed to revenue growth in our reportable segments and business operating units:

				BUSINESS OPERATING UNITS
REPORTABLE SEGMENTS	Date Acquired	Primary Location	# of Employees	Infrastructure	Water	Buildings	Environmental Services	Energy & Resources
United States
Paleo Solutions, Inc. (Paleo)	September 2021	Los Angeles, California	65				●
Cardno Limited (Cardno)	December 2021	Boulder, Colorado	1,500	●			●
Cox|McLain Environmental Consulting, Inc (CMEC)	December 2021	Austin, Texas	70				●
L2P	November 2022	Philadelphia, Pennsylvania	40			●
Global
GTA Consultants (GTA)	March 2021	Melbourne, Australia	135	●
Engenium	May 2021	Perth, Australia	170					●
Driven by Values B.V.	November 2021	Eindhoven, Netherlands	28				●
Cardno Limited (Cardno)	December 2021	Brisbane, Australia	1,250	●	●		●
Barton Willmore	April 2022	Reading, United Kingdom	300	●

Management's Discussion and Analysis
December 31, 2022	M-4	Stantec Inc.

2022 Financial Highlights

	Year Ended Dec 31
	2022		2021		2020
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	5,677.2	127.4%	4,576.8	125.9%	4,730.1	128.4%
Net revenue	4,457.2	100.0%	3,636.1	100.0%	3,684.5	100.0%
Direct payroll costs	2,039.9	45.8%	1,672.8	46.0%	1,754.0	47.6%
Project margin	2,417.3	54.2%	1,963.3	54.0%	1,930.5	52.4%
Administrative and marketing expenses	1,742.5	39.1%	1,423.6	39.2%	1,352.9	36.7%
Depreciation of property and equipment	56.8	1.3%	53.9	1.5%	57.9	1.6%
Depreciation of lease assets	122.1	2.7%	107.9	3.0%	117.7	3.2%
Net (reversal) impairment of lease assets and property and equipment	(5.5)	(0.1%)	24.8	0.7%	78.6	2.1%
Amortization of intangible assets	104.6	2.3%	60.0	1.7%	53.2	1.4%
Net interest expense	64.0	1.4%	37.9	1.0%	49.2	1.4%
Other	7.7	0.2%	(7.8)	(0.3)%	4.3	0.1%
Income taxes	78.1	1.8%	62.3	1.7%	57.6	1.6%
Net income from continuing operations	247.0	5.5%	200.7	5.5%	159.1	4.3%
Net income from discontinued operations (note)	—	—%	—	—%	12.0	0.3%
Net income	247.0	5.5%	200.7	5.5%	171.1	4.6%
Basic earnings per share (EPS) from continuing operations	2.23	n/m	1.80	n/m	1.43	n/m
Diluted EPS from continuing operations	2.22	n/m	1.80	n/m	1.42	n/m
Adjusted EBITDA from continuing operations (note)	723.9	16.2%	573.8	15.8%	578.9	15.7%
Adjusted net income from continuing operations (note)	347.1	7.8%	269.9	7.4%	248.9	6.8%
Adjusted diluted EPS from continuing operations (note)	3.13	n/m	2.42	n/m	2.22	n/m
Dividends declared per common share	0.72	n/m	0.66	n/m	0.62	n/m
Total assets	5,652.9		5,226.4		4,388.9
Total long-term debt	1,235.8		1,245.1		680.8
note: Construction Services operations are presented as discontinued operations. Adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of this MD&A).
n/m = not meaningful

We achieved diluted earnings per share of $2.22 and adjusted diluted earnings per share of $3.13, each an all-time high with respective increases of 23.3% and 29.3% compared to 2021. Record earnings reflect a very strong year of net revenue growth and solid execution of our strategic plan, including our ongoing 2023 Real Estate Strategy.

•Net revenue increased 22.6%, or $821.1 million, to $4.5 billion compared to 2021, driven by 9.4% organic growth and 12.3% acquisition growth. All of our regional and business operating units delivered organic growth, most notably in Global and in Water and Energy & Resources where organic growth was in the double digits.
•Project margin increased $454.0 million, or 23.1%, to $2.4 billion and as a percentage of net revenue, we delivered 54.2% project margin, a 20 basis point increase from 2021. The increase in project margin was the result of net revenue growth and solid project execution.
•Adjusted EBITDA increased $150.1 million, or 26.2%, to $723.9 million and achieved a margin of 16.2%, a 40 basis point increase from 2021, resulting from strong performance across the business.

Management's Discussion and Analysis
December 31, 2022	M-5	Stantec Inc.

•Net income increased 23.1%, or $46.3 million, to $247.0 million, representing 5.5% of net revenue, and diluted EPS increased 23.3%, or $0.42, to $2.22.
•In 2022, we continued to execute on our 2023 Real Estate Strategy, driving approximately $0.34 of incremental adjusted EPS and a 28% reduction in our footprint relative to our 2019 baseline – largely accomplishing our 2023 target a year early. On a pre-IFRS 16 basis, this initiative is estimated to have increased 2022 adjusted EBITDA margin by more than 110 basis points.
•Adjusted net income increased 28.6%, or $77.2 million, to $347.1 million, representing 7.8% of net revenue, an improvement of 40 basis points, and adjusted diluted EPS increased 29.3%, or $0.71, to $3.13.
•Contract backlog stands at $5.9 billion—a 14.9% increase from December 31, 2021—reflecting 10.4% organic growth, with double digit growth in our US operations and in Infrastructure, Buildings, and Energy & Resources. Contract backlog represents approximately 12 months of work.
•Net debt to adjusted EBITDA was 1.6x at December 31, 2022—within our internal range of 1.0x to 2.0x.
•Operating cash flows decreased 23.4% from, $397.0 million, to $304.3 million, reflecting increased investment in net working capital to support strong revenue growth.
•Days sales outstanding was 81 days at December 31, 2022, a 5-day reduction from Q3 2022. As expected, completion of Cardno financial migration activities returned DSO to more typical levels, moderated by stronger than anticipated revenue growth in the fourth quarter which drove additional net working capital investment.
•We repurchased 1,085,676 common shares for an aggregated price of $65.3 million under our normal course issuer bid (NCIB).
•On February 22, 2023, our Board of Directors declared a dividend of $0.195 per share, payable on April 17, 2023, to shareholders of record on March 31, 2023, representing an 8.3% increase.

Management's Discussion and Analysis
December 31, 2022	M-6	Stantec Inc.

2022 Fourth Quarter Highlights

	Quarter Ended Dec 31
	2022		2021
(In millions of Canadian dollars, except per share amounts and percentages)	$	% of Net Revenue	$	% of Net Revenue
Gross revenue	1,513.5	133.9%	1,185.3	129.4%
Net revenue	1,130.4	100.0%	916.2	100.0%
Direct payroll costs	509.9	45.1%	409.6	44.7%
Project margin	620.5	54.9%	506.6	55.3%
Administrative and marketing expenses	439.4	38.9%	387.6	42.3%
Depreciation of property and equipment	13.8	1.2%	13.5	1.5%
Depreciation of lease assets	31.9	2.8%	28.3	3.1%
Net (reversal) impairment of lease assets and property and equipment	(1.8)	(0.2%)	29.1	3.2%
Amortization of intangible assets	27.5	2.4%	18.0	2.0%
Net interest expense	17.5	1.5%	8.4	0.9%
Other	(5.6)	(0.3%)	(2.2)	(0.3%)
Income taxes	24.3	2.1%	7.3	0.8%
Net income	73.5	6.5%	16.6	1.8%
Basic and diluted EPS	0.66	n/m	0.15	n/m
Adjusted EBITDA (note)	191.7	17.0%	142.1	15.5%
Adjusted net income (note)	91.1	8.1%	63.8	7.0%
Adjusted diluted EPS (note)	0.82	n/m	0.57	n/m
Dividends declared per common share	0.180	n/m	0.165	n/m
note: Adjusted EBITDA, adjusted net income, and adjusted diluted EPS are non-IFRS measures (discussed in the Definitions section of this MD&A).
n/m = not meaningful

In the fourth quarter of 2022, we delivered adjusted diluted EPS of $0.82, an increase of $0.25 per share or 43.9% compared to the same period last year. Our outperformance relative to our guidance was driven by double-digit organic net revenue growth, with mild weather in Canada allowing for a longer than typical field season, and growing momentum in the US. Solid project execution, disciplined administrative and marketing cost management, and the benefits of the ongoing execution of our 2023 Real Estate Strategy also contributed to our excellent results.
•Net revenue increased 23.4%, or $214.2 million, to $1.1 billion, driven by 10.6% organic growth and 9.8% acquisition growth. All of our regional and business operating units delivered organic growth, most notably in Canada and the US, and in Buildings, Water, and Energy & Resources, where organic growth in the double digits was achieved this quarter.
•Project margin increased 22.5%, or $113.9 million, and decreased 40 basis points as a percentage of net revenue from 55.3% to 54.9%.
•Adjusted EBITDA increased 34.9%, or $49.6 million, to $191.7 million, and achieved a margin of 17.0% compared to 15.5% in the prior period due to lower administrative and marketing costs as a percentage of net revenue.
•Net income increased 342.8%, or $56.9 million, to $73.5 million and diluted EPS increased by 340.0%, or $0.51, to $0.66. In Q4 2022, our 2023 Real Estate Strategy contributed to non-cash net impairment reversal and lower onerous contract cost adjustments, depreciation, and occupancy costs compared to the prior period. Additionally, the disposition of an intangible asset contributed $5.6 million to net income in Q4 2022.
•Adjusted net income increased 42.8%, or $27.3 million, to $91.1 million, representing 8.1% of net revenue, and adjusted diluted EPS increased 43.9%, or $0.25, to $0.82.

Management's Discussion and Analysis
December 31, 2022	M-7	Stantec Inc.

Reconciliation of Non-IFRS Financial Measures

	Year Ended Dec 31,			Quarter Ended Dec 31,
(In millions of Canadian dollars, except per share amounts)	2022	2021	2020	2022	2021
Net income from continuing operations	247.0	200.7	159.1	73.5	16.6
Add back (deduct):
Income taxes	78.1	62.3	57.6	24.3	7.3
Net interest expense	64.0	37.9	49.2	17.5	8.4
Net (reversal) impairment of lease assets and property and equipment (note 1)	(2.9)	37.3	78.6	0.4	41.6
Depreciation and amortization	283.5	221.8	228.8	73.2	59.8
Unrealized loss (gain) on equity securities	18.0	(13.9)	(0.7)	(4.2)	(4.8)
COVID-related expenses (note 4)	—	—	5.0	—	—
Acquisition, integration, and restructuring costs (note 5)	41.8	27.7	1.3	12.6	13.2
Gain on disposition of intangible asset	(5.6)	—	—	(5.6)	—
Adjusted EBITDA from continuing operations	723.9	573.8	578.9	191.7	142.1

	Year Ended Dec 31,			Quarter Ended Dec 31,
(In millions of Canadian dollars, except per share amounts)	2022	2021	2020	2022	2021
Net income from continuing operations	247.0	200.7	159.1	73.5	16.6
Add back (deduct) after tax:
Net (reversal) impairment of lease assets and property and equipment (note 1)	(2.2)	28.5	56.6	0.3	31.8
Amortization of intangible assets related to acquisitions (note 2)	61.1	30.2	26.4	15.3	9.1
Unrealized loss (gain) on equity securities (note 3)	13.7	(10.6)	(0.5)	(3.2)	(3.6)
COVID-related expenses (note 4)	—	—	3.6	—	—
Acquisition, integration, and restructuring costs (note 5)	31.8	21.1	3.7	9.5	9.9
Gain on disposition of intangible asset (note 6)	(4.3)	—	—	(4.3)	—
Adjusted net income from continuing operations	347.1	269.9	248.9	91.1	63.8
Weighted average number of shares outstanding - diluted	111,069,776	111,616,665	111,949,305	110,915,844	111,669,548
Adjusted earnings per share - diluted	3.13	2.42	2.22	0.82	0.57
See the Definitions section of this MD&A for our discussion of non-IFRS and other financial measures used and additional reconciliations of non-IFRS financial measures. This table includes only continuing operations results.
note 1: The net (reversal) impairment of lease assets and property and equipment includes onerous contracts associated with the impairment for the year ended December 31, 2022 of $2.6 (2021 - $12.5; 2020 - nil) and for the quarter ended December 31, 2022 of $2.2 (2021 - $12.5). For the year ended December 31, 2022, this amount is net of tax of $(0.7) (2021 - $8.8; 2020 - $22.0). For the quarter ended December 31, 2022, this amount is net of tax of $0.1 (2021 - $9.8).
note 2: The add back of intangible amortization relates only to the amortization from intangible assets acquired through acquisitions and excludes the amortization of software purchased by Stantec. For the year ended December 31, 2022, this amount is net of tax of $19.3 (2021 - $9.4; 2020 - $10.3). For the quarter ended December 31, 2022, this amount is net of tax of $5.1 (2021 - $3.1).
note 3: For the year ended December 31, 2022, this amount is net of tax of $4.3 (2021 - ($3.3); 2020 - ($0.2)). For the quarter ended December 31, 2022, this amount is net of tax of ($1.0) (2021 - $(1.2)).
note 4: The add back of COVID-related expenses in the year ended December 31, 2020 primarily relates to severance and is net of tax of $1.4.
note 5: The add back of other costs primarily relates to integration expenses associated with our acquisitions and restructuring costs. For the year ended December 31, 2022, this amount is net of tax of $10.0 (2021 - $6.6; 2020 - $0.4, 2020 also included reorganization tax expense of $2.8. For the quarter ended December 31, 2022, this amount is net of tax of $3.1 (2021 - $3.3).
note 6: For the year and quarter ended December 31, 2022, this amount is net of tax of $(1.3) (2021 - nil; 2020 - nil).

Management's Discussion and Analysis
December 31, 2022	M-8	Stantec Inc.

Financial Targets
In our 2021 Annual Report (incorporated here by reference), we provided our annual targets for 2022 on page M-11 and revised our adjusted ROIC expectation in Q3 2022 from 10.5% to 10.0% as a result of cash flow disruptions from the integration of Cardno.

(In millions of Canadian dollars, unless otherwise stated)	2022 Annual Range	2022 Results
Targets
Net revenue growth	18% to 22%	22.6%
Adjusted EBITDA as % of net revenue (note)	15.3% to 16.3%	16.2%
Adjusted net income as % of net revenue (note)	At or above 7.5%	7.8%
Adjusted ROIC (note)	Above 10.0%	10.5%
In setting our targets and guidance, the average value for the US dollar was assumed to be $1.25 and for the GBP to be $1.73.
note: Adjusted EBITDA, adjusted net income, and adjusted ROIC are non-IFRS measures discussed in the Definitions section of this MD&A. Adjusted ROIC was revised from above 10.5% to 10.0% in Q3 22 due to the anticipated impact of cash flow disruption from the integration of Cardno.

We met or exceeded our target ranges for all our measures in 2022. For further details regarding our overall annual performance, refer to the Financial Performance section of this MD&A.

Outlook
Strategic Plan
In December 2019, we announced our three-year strategic plan to grow and diversify sustainably for the benefit of our clients, employees, and shareholders through a client-centric framework with four value creators: excellence, innovation, people, and growth. We established the following key financial targets, initially to be achieved by the end of 2022, but announced in 2020 that we would be extending the time horizon to the end of 2023 due to the disruption caused by the COVID-19 pandemic:
1.Grow net revenue at a CAGR of greater than 10%.
2.Drive adjusted EBITDA margins to the range of 16% to 17%.
3.Grow earnings per share at a CAGR of greater than 11%.
4.Deliver a return on invested capital of greater than 10%.

Net revenue growth has rebounded strongly in 2022 post pandemic, increasing by 22.6% year over year, and our outlook for 2023 and beyond is very positive. Our long-term net revenue CAGR target remains at greater than 10%, although the effects of the pandemic during the first two years of our plan may affect our ability to achieve this target by the end of 2023.

We remain confident in achieving our adjusted EBITDA margin target of 16% to 17% in 2023 and our adjusted diluted earnings per share CAGR of greater than 11%. We further expect to outperform our adjusted return on invested capital of greater than 10%, raising that target to greater than 10.5% for 2023.

Our business is well diversified across geographies and sectors, with a project mix that is more heavily weighted toward public sector end clients. This, combined with the strength of our balance sheet, the commitment of our talented workforce, and our position in the communities we serve, allows us to be well positioned to capitalize on the opportunities being created by public sector stimulus and growing demand for sustainable solutions in infrastructure renewal and resiliency in responding to climate change drivers, as well as drivers for re-shoring production and supply chain resilience and security.

Annual Targets for 2023
Targets for 2023 are based on the assumption of continued public sector spending in alignment with currently announced programs and acts, and only modest transitory recessions in key geographies. Targets may not be valid if public spending initiatives are materially curtailed and/or recessions become much more significant, curbing private sector investments to a greater degree than anticipated.

Management's Discussion and Analysis
December 31, 2022	M-9	Stantec Inc.

2023 Annual Range
Targets
Net revenue growth	7% to 11%
Adjusted EBITDA as % of net revenue (note)	16% to 17%
Adjusted net income as % of net revenue (note)	above 7.5%
Adjusted diluted EPS growth (note)	9% to 13%
Adjusted ROIC (note)	above 10.5%
Other expectations
Net debt to adjusted EBITDA (note)	1.0x to 2.0x
Effective tax rate (without discrete transactions)	23.0% to 24.0%
Earnings pattern	40-45% in Q1 and Q4
55-60% in Q2 and Q3
Days sales outstanding (note)	at or below 80
In setting our targets and guidance, we assumed an average value for the US dollar of $1.32, GBP $1.62, and AU $0.95. For all other underlying assumptions, see page M-43.
note: Adjusted EBITDA, adjusted net income, adjusted ROIC, adjusted diluted EPS, and net debt to adjusted EBITDA are non-IFRS measures and DSO is a metric discussed in the Definitions section of this MD&A.

We expect that net revenue growth will increase 7% to 11% in 2023, with net revenue organic growth in the mid- to high-single digits. Organic growth in the US is expected to be in the high single digits to low double digits, driven by growing momentum as reflected in our record-high US backlog and continuing project opportunities arising from the IIJA, the CHIPS and Science Act, and the IRA. Growth from the IIJA is expected to be slower in the first half of the year and to accelerate in the second half of the year. After another year of robust organic growth in Canada in 2022, we expect to maintain high levels of activity, moderating to organic growth in the low single digits. Organic growth in Global is expected to achieve mid- to high-single digit growth driven by continued high levels of activity in our UK Water business under the ongoing Asset Management Program, and demand and stimulus in environmental services and infrastructure sectors.

Project margin as a percent of net revenues is expected to be relatively consistent in 2023 compared to 2022. We anticipate adjusted EBITDA margin will be in the range of 16% - 17%, reflecting continued discipline in the management of administration and marketing costs and continued investments in the commercialization of new innovations and technologies. Adjusted EBITDA margin in Q1 and Q4 2023 will be near or below the low end of this range because of the additional effects of regular seasonal factors in the northern hemisphere. We expect to move to the higher end of the range in Q2 and Q3 of 2023 driven by achieving stronger organic net revenue growth and increased utilization in the US operations.

We expect adjusted net income to continue to benefit from our 2023 Real Estate Strategy, which we anticipate will generate cost savings of approximately $0.35 to $0.40 adjusted diluted EPS in 2023 relative to our 2019 costs. Further, we remain on track to achieve our targeted 30% reduction in real estate footprint relative to our 2019 baseline. Overall, we expect to drive adjusted net income to a margin of greater than 7.5% of net revenue and to deliver 9% to 13% growth in adjusted diluted EPS in comparison to 2022.

The above targets do not include any assumptions for additional acquisitions given the unpredictable nature of the size and timing of such acquisitions, or the unpredictable impact from share price movements subsequent to December 31, 2022 and the relative total shareholder return components on our share-based compensation programs.

Management's Discussion and Analysis
December 31, 2022	M-10	Stantec Inc.

Financial Performance
The following sections outline specific factors that affected the results of our operations in 2022.

Gross and Net Revenue
While providing professional services, we incur certain direct costs for subconsultants, equipment, and other expenditures that are recoverable directly from our clients. Revenue associated with these direct costs is included in gross revenue. Because these direct costs and associated revenue can vary significantly from contract to contract, changes in gross revenue may not be indicative of our revenue trends. Accordingly, we also report net revenue (which is gross revenue less subconsultant and other direct expenses) and analyze results in relation to net revenue rather than gross revenue.

We generate approximately 75% of gross revenue in foreign currencies, primarily in US dollars, British pounds (GBP), and Australian (AU) dollars. Fluctuations in these currencies had a net $34.7 million positive impact on our net revenue results in 2022 compared to 2021, as further described below:
•The US dollar averaged $1.25 in 2021 and $1.30 in 2022—a 4.0% increase. The strengthening US dollar compared to the Canadian dollar had a positive effect on gross and net revenues.
•The GBP averaged $1.72 in 2021 and $1.61 in 2022—a 6.4% decrease. The weakening GBP compared to the Canadian dollar had a negative effect on gross and net revenues.
•The AU dollar averaged $0.94 in 2021 and $0.90 in 2022—a 4.3% decrease. The weakening AU dollar compared to the Canadian dollar had a negative effect on gross and net revenues.

Fluctuations in other foreign currencies did not have a material impact on our gross and net revenue in 2022 compared to 2021.

Revenue earned by acquired companies in the first 12 months following an acquisition is reported as revenue from acquisitions and thereafter as organic revenue.

Gross Revenue by Reportable Segment
(In millions of Canadian dollars, except percentages)	2022	2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic growth
Canada	1,337.0	1,225.9	111.1	—	n/a	111.1	9.1%
United States	3,056.6	2,400.2	656.4	315.4	92.8	248.2	10.3%
Global	1,283.6	950.7	332.9	253.5	(43.9)	123.3	13.0%
Total	5,677.2	4,576.8	1,100.4	568.9	48.9	482.6
Percentage growth			24.0%	12.4%	1.1%	10.5%

Net Revenue by Reportable Segment
(In millions of Canadian dollars, except percentages)	2022	2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	1,150.8	1,068.5	82.3	—	n/a	82.3	7.7%
United States	2,266.6	1,799.5	467.1	227.7	68.7	170.7	9.5%
Global	1,039.8	768.1	271.7	217.8	(34.0)	87.9	11.4%
Total	4,457.2	3,636.1	821.1	445.5	34.7	340.9
Percentage growth			22.6%	12.3%	0.9%	9.4%

Management's Discussion and Analysis
December 31, 2022	M-11	Stantec Inc.

Gross Revenue by Business Operating Unit
(In millions of Canadian dollars, except percentages)	2022	2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	1,597.6	1,266.2	331.4	235.3	16.8	79.3	6.3%
Environmental Services	1,250.9	831.7	419.2	297.3	14.5	107.4	12.9%
Water	1,137.2	994.8	142.4	17.2	(0.7)	125.9	12.7%
Buildings	1,027.7	904.8	122.9	2.8	14.2	105.9	11.7%
Energy & Resources	663.8	579.3	84.5	16.3	4.1	64.1	11.1%
Total	5,677.2	4,576.8	1,100.4	568.9	48.9	482.6
Percentage growth			24.0%	12.4%	1.1%	10.5%

Net Revenue by Business Operating Unit
(In millions of Canadian dollars, except percentages)	2022	2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	1,275.0	1,003.7	271.3	197.4	10.5	63.4	6.3%
Environmental Services	901.3	614.9	286.4	217.5	10.5	58.4	9.5%
Water	873.5	771.5	102.0	14.1	0.3	87.6	11.4%
Buildings	817.9	736.1	81.8	1.6	9.7	70.5	9.6%
Energy & Resources	589.5	509.9	79.6	14.9	3.7	61.0	12.0%
Total	4,457.2	3,636.1	821.1	445.5	34.7	340.9
Percentage growth			22.6%	12.3%	0.9%	9.4%
Comparative figures for gross and net revenue by business operating unit have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current year.

Acquisitions and the continued strengthening of market conditions in all our geographies and businesses contributed to a 22.6% net revenue increase in 2022 compared to 2021. Drivers contributing to growth included robust public infrastructure spending and private investment; growing project work related to the re-shoring of domestic production to strengthen local supply chain resilience and security, climate change and sustainability, global food security, and the energy transition. Opportunities have also increased in archeological, permitting, and compliance work, as well as building and designing facilities and communities to meet growing civic, healthcare, residential, and industrial markets.

Gross to net revenue ratio was 1.27, falling within our expected range of 1.25 to 1.30.

Canada
In Canada, we achieved 7.7% organic net revenue growth. Private and public spending remained robust, contributing to double-digit growth in Environmental Services and Energy & Resources. Environmental Services continued to capitalize on high demand for permitting work and archeological work to support a midstream energy project. Power transmission and distribution projects and investment in the energy transition in western Canada spurred growth in Energy & Resources. Buildings continued to deliver organic growth on the strength of major public sector projects in healthcare and mixed-use commercial projects in the private sector. A strong housing market in western Canada, bridge work in various regions across the country, and continued recovery efforts associated with the extreme flooding in British Columbia in late 2021 drove growth in Infrastructure.

United States
Net revenue increased 26.0%, reflecting acquisition and organic growth and the positive impact of foreign exchange. Strong performance and improving market conditions contributed to achieving double-digit organic growth in Water, Buildings, and Energy & Resources. The ramp up of public sector and industrial projects previously delayed by the pandemic and our work in certain large-scale water security projects in the western US boosted growth in Water. Buildings continued its post-pandemic recovery, achieving growth from increasing investments in the healthcare, civic, industrial, and science and technology sectors. Energy & Resources delivered strong organic growth, driven by

Management's Discussion and Analysis
December 31, 2022	M-12	Stantec Inc.

an acceleration of activities on renewable energy and mining projects and on significant reservoir and dam projects in the western US. Infrastructure also delivered solid organic growth on the strength of major transportation projects and industrial and residential land development activities. Demand for expertise in environmental assessments, permitting, and ecological work, and expanding opportunities in the remediation sector contributed to strong growth in Environmental Services, which was bolstered by our acquisition of Cardno in 2021.

Global
In our Global operations, we achieved net revenue growth of 35.4%, reflecting strong acquisition and organic net revenue growth, partly offset with foreign exchange impacts.

Growth momentum from 2021 continued into 2022 and contributed to organic net revenue growth of 11.4%, with strong performances in all our business units. Our industry-leading Water business delivered double digit organic growth, driven by long-term framework agreements and public sector investment in water infrastructure, primarily across the UK, New Zealand, and Australia. We drove significant organic growth in Infrastructure, capitalizing on increasing demand for our services in Community Development. Our Mining sector and Environmental Services also delivered strong organic growth, driven by high copper and other metal prices, as well as through client diversification and increased field services.

Backlog
We define “backlog” as the total value of all contracts that have been awarded less the total value of work completed on these contracts as of the reporting date. Our backlog equates to our remaining performance obligations that are unsatisfied (or partially satisfied) at the end of the reporting period, as reported under IFRS.

(In millions of Canadian dollars, except percentages)	Dec 31, 2022	Dec 31, 2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth (Retraction)	% of Organic Growth (Retraction)
Canada	1,249.2	1,169.1	80.1	—	n/a	80.1	6.9%
United States	3,715.9	3,016.9	699.0	12.8	214.1	472.1	15.6%
Global	936.6	948.3	(11.7)	—	6.8	(18.5)	(2.0)%
Total	5,901.7	5,134.3	767.4	12.8	220.9	533.7
Percentage growth			14.9%	0.2%	4.3%	10.4%

Our contract backlog at December 31, 2022 of $5.9 billion grew organically by 10.4%, or $533.7 million, and represents approximately 12 months of work (2021 - 13 months of work).

The increase in our contract backlog was driven by the US, where new contract awards contributed to double-digit organic growth, particularly in Infrastructure and Buildings. Backlog in Canada was also strong, where growth was high in Buildings, Infrastructure, and Environmental Services. A seasonally high burn rate in Environmental Services contributed to a reduction in Global backlog, partially offset by organic growth in Energy & Resources and Infrastructure.

Management's Discussion and Analysis
December 31, 2022	M-13	Stantec Inc.

Major Project Awards
Backlog growth of $767 million from December 31, 2021 supports our positive outlook for a strong multi-year cycle, bolstered by public infrastructure spending and private investment. The prioritization of strengthening infrastructure resilience, addressing climate change, the energy transition, as well as domestic production and supply chain management continues to expand our project work.

In Canada, we secured several major public infrastructure projects, ranging from a master plan and preliminary design for a streetscape in Alberta to a large multi-discipline transit project in Quebec. Our Mining team won an energy transition-related project for a base-metals client to assist in the development of an emissions reduction plan. Key wins in Environmental Services included an environment permitting and preliminary engineering design for a proposed renewable energy facility in Atlantic Canada and a soil and groundwater remediation project for remote First Nations communities in Ontario.

In the United States, project wins in Infrastructure, Buildings and the energy transition propelled organic backlog growth. Infrastructure wins included a federally funded engagement and feasibility assessment for a community project in the south and an architecture/engineer Indefinite Delivery/Indefinite Quantity contract with the US Army Corps of Engineers for renovations on an instruction facility. Energy transition wins included providing architectural and engineering services for the construction of the largest solar panel manufacturing facility in the US, construction and operations plans for an offshore wind project on the east coast, and environmental and permitting services for a transmission line proposal.

Infrastructure and Energy & Resources led backlog growth in our Global regions. Through our leading water presence in the UK, we were awarded our first major design and build Infrastructure project for Transport Scotland. We were also selected as the civil design consultant for the Belfast Wastewater Treatment Work in Northern Ireland and were awarded program management services for a key client, Northumbrian Water. The ongoing need for renewable energy remains evident as we secured our project wins with mining clients in Australia and a contract extension for a tailings project at a copper mine in Chile.

Project Margin
Project margin is calculated as net revenue minus direct payroll costs. Direct payroll costs include salaries and related fringe benefits for labor hours directly associated with completing projects. Labor costs and related fringe benefits for labor hours not directly associated with completing projects are included in administrative and marketing expenses.

Project Margin by Reportable Segment
	2022		2021
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Canada	611.0	53.1%	571.9	53.5%
United States	1,254.1	55.3%	977.8	54.3%
Global	552.2	53.1%	413.6	53.8%
Total	2,417.3	54.2%	1,963.3	54.0%

Project Margin by Business Operating Unit
	2022		2021
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Infrastructure	690.3	54.1%	533.0	53.1%
Environmental Services	512.1	56.8%	347.9	56.6%
Water	474.8	54.4%	423.7	54.9%
Buildings	441.0	53.9%	401.1	54.5%
Energy & Resources	299.1	50.7%	257.6	50.5%
Total	2,417.3	54.2%	1,963.3	54.0%
Comparative figures for project margin by business operating unit have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current year.

Management's Discussion and Analysis
December 31, 2022	M-14	Stantec Inc.

Project margin increased $454.0 million, or 23.1%, and as a percentage of net revenue, project margin increased 20 basis points to 54.2%. Net revenue growth driven by robust public and private investment and acquisitions contributed to the project margin increases. As a percentage of net revenue, project margin has remained in line with our expectations as a result of our continued discipline in project execution, our ability to increase rates on certain projects to mitigate the impacts of wage inflation, and increased selectivity in project pursuits.

In Canada, project margin increased $39.1 million to $611.0 million, and as a percentage of net revenue, project margin decreased 40 basis points due primarily to a shift in project mix and the ramping up of several large Water projects.

Project margin in the United States increased $276.3 million, and as a percentage of net revenue, increased 100 basis points to 55.3%. Solid project performance, particularly in Infrastructure, and rate increases on several existing projects in Energy & Resources, drove margin growth.

Project margin in our Global operations increased $138.6 million to $552.2 million and as a percentage of net revenue, project margin decreased 70 basis points. The decrease in margin as a percentage of net revenue is mainly attributable to our project mix as well as recoveries realized in 2021 on certain Water and Building projects.

Administrative and Marketing Expenses
Administrative and marketing expenses fluctuate year to year due to the amount of staff time charged to marketing and administrative labor, which is influenced by the mix of projects in progress during the period, business development activities, and integration activities resulting from acquisitions. In the months after completing an acquisition, staff time charged to administration and marketing is generally higher as a result of integration activities, including orienting newly acquired staff. Our operations generally incur higher administrative and marketing expenses in the first and fourth quarters as a result of the holiday season and seasonal weather conditions in the northern hemisphere, which, in turn, result in lower staff utilization.

Administrative and marketing expenses were $1,742.5 million in 2022 and 39.1% as a percentage of net revenue, compared to $1,423.6 million and 39.2% in 2021. Excluding acquisition, integration and restructuring costs, which increased by $14.1 million, administrative and marketing expenses as a percentage of net revenue decreased by 20 basis points compared to 2021. The decrease in administrative and marketing expenses as a percentage of net revenue was due to lower share-based compensation expense of $20.7 million and lower onerous contract costs of $9.9 million compared to 2021. These decreases were partly offset by higher discretionary spending as we transitioned out of the pandemic, and our continued investment efforts to support growth.

Amortization of Intangible Assets
The timing of completed acquisitions, size of acquisitions, and type of intangible assets acquired impact the amount of amortization of intangible assets in a period. Client relationships are amortized over estimated useful lives ranging from 10 to 15 years and contract backlog is amortized over an estimated useful life of 1 to 3 years. Consequently, the impact of amortization can be significant in the reporting periods following an acquisition.

(In millions of Canadian dollars)	2022	2021
Client relationships	45.6	32.5
Backlog and other	34.8	7.1
Total amortization of acquired intangible assets	80.4	39.6
Software	24.2	20.4
Total amortization of intangible assets	104.6	60.0

Acquisitions completed in 2021 and 2022 added $165.7 million to client relationships and $53.2 million to backlog and contributed to an increase in intangible amortization of $44.6 million in 2022 compared to 2021.

We review intangible assets at each reporting period to determine whether there is an indication of impairment, and based on this review, there were no indicators of impairment in 2022 and 2021. Our review considered external sources, such as prevailing economic and market conditions, and internal sources, such as the historical and expected financial performance of intangible assets. (See the Critical Accounting Estimates section of this MD&A for more information about the methodology used to test long-lived assets and intangibles for impairment.)

Management's Discussion and Analysis
December 31, 2022	M-15	Stantec Inc.

Net (Reversal) Impairment of Lease Assets and Property and Equipment
We continued with our 2023 real estate strategic initiative, which commenced in 2020, and reviewed our real estate lease portfolio to identify additional underutilized office spaces and updated our assumptions for previously impaired locations. For recent acquisitions completed in 2021 and 2022, we have also reviewed our office spaces and found opportunities to consolidate certain locations. Consequently, we recorded a non-cash net impairment reversal of $5.5 million in 2022 for various leased office spaces across our Canada, US, and Global operations compared to a non-cash net impairment charge of $24.8 million in 2021. We also recorded related onerous contract costs of $2.6 million that are included in administrative and marketing expenses compared to $12.5 million in 2021.

The recoverable amount of lease assets and associated property and equipment was estimated using the value in use approach.

Depreciation of Lease Assets
Depreciation of lease assets increased $14.2 million in 2022 compared to 2021. The increase in depreciation is primarily due to acquisitions made in 2021 and 2022 which increased lease assets by approximately $90 million.

Net Interest Expense
Net interest expense increased $26.1 million in 2022 compared to 2021. This was primarily due to higher draws on the revolving credit facility to fund the Cardno, CMEC, Barton Willmore, and L2P acquisitions; cashflow disruptions during the year from the systems integrations of Cardno and CMEC; share repurchases under our NCIB; and higher interest rates on our credit facilities.

Other Income
Other income was $4.9 million in 2022 compared to $17.2 million in 2021. Other income from our investments held for self-insured liabilities included a net loss of $2.1 million in 2022 compared to a net gain of $15.9 million in 2021. In 2022, unrealized losses of $18.0 million were partly offset by realized gains of $15.6 million from the sale of equity securities. Unrealized gains and losses are non-cash adjustments and represent the fair value fluctuations in the equity markets.

We also recognized a $5.6 million gain on the disposition of an intangible asset in 2022.

Income Taxes
Our 2022 effective income tax rate was 24.0% and remained consistent with our 2021 rate of 23.7%.

Fourth Quarter Results
The following sections outline specific factors that affected the results of our operations in Q4 2022 vs Q4 2021.

Gross and Net Revenue

Gross Revenue by Reportable Segment
(In millions of Canadian dollars, except percentages)	Q4 2022	Q4 2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	357.3	304.4	52.9	—	n/a	52.9	17.4%
United States	822.1	611.5	210.6	65.0	46.9	98.7	16.1%
Global	334.1	269.4	64.7	53.6	(8.3)	19.4	7.2%
Total	1,513.5	1,185.3	328.2	118.6	38.6	171.0
Percentage growth			27.7%	10.0%	3.3%	14.4%

Management's Discussion and Analysis
December 31, 2022	M-16	Stantec Inc.

Net Revenue by Reportable Segment
(In millions of Canadian dollars, except percentages)	Q4 2022	Q4 2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Canada	291.1	260.0	31.1	—	n/a	31.1	12.0%
United States	577.9	440.2	137.7	44.2	34.1	59.4	13.5%
Global	261.4	216.0	45.4	45.7	(6.7)	6.4	3.0%
Total	1,130.4	916.2	214.2	89.9	27.4	96.9
Percentage growth			23.4%	9.8%	3.0%	10.6%

Gross Revenue by Business Operating Unit
(In millions of Canadian dollars, except percentages)	Q4 2022	Q4 2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	421.8	316.6	105.2	52.9	10.8	41.5	13.1%
Environmental Services	341.5	240.8	100.7	59.5	10.4	30.8	12.8%
Water	289.8	251.6	38.2	3.4	5.6	29.2	11.6%
Buildings	277.8	225.0	52.8	2.8	8.2	41.8	18.6%
Energy & Resources	182.6	151.3	31.3	—	3.6	27.7	18.3%
Total	1,513.5	1,185.3	328.2	118.6	38.6	171.0
Percentage growth			27.7%	10.0%	3.3%	14.4%

Net Revenue by Business Operating Unit
(In millions of Canadian dollars, except percentages)	Q4 2022	Q4 2021	Total Change	Change Due to Acquisitions	Change Due to Foreign Exchange	Change Due to Organic Growth	% of Organic Growth
Infrastructure	324.8	249.2	75.6	44.6	7.4	23.6	9.5%
Environmental Services	225.3	167.1	58.2	40.8	7.1	10.3	6.2%
Water	218.3	190.7	27.6	2.9	4.2	20.5	10.7%
Buildings	208.1	177.6	30.5	1.6	5.6	23.3	13.1%
Energy & Resources	153.9	131.6	22.3	—	3.1	19.2	14.6%
Total	1,130.4	916.2	214.2	89.9	27.4	96.9
Percentage growth			23.4%	9.8%	3.0%	10.6%
Comparative figures for gross and net revenue by business operating unit have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current period.

Net revenue grew 23.4% in Q4 2022 compared to Q4 2021, driven by organic and acquisition growth and the positive impacts of foreign exchange.

Net revenue from our Canada operations grew organically by 12.0% in Q4 2022 compared to Q4 2021, driven by double digit organic performance across all business lines, with the exception of Water which achieved lower single digit growth.

Our US net revenues grew by 31.3% in Q4 2022 compared to Q4 2021 as a result of strong organic and acquisition growth and the positive impact of foreign exchange. Double digit organic growth in Buildings, Water, and Energy & Resources drove growth in the quarter.

Our Global operations generated net revenue growth of 21.0% in Q4 2022 compared to Q4 2021. This was driven primarily through acquisition growth of 21.2% and organic growth of 3.0%. Strong organic performance in Water, Community Development, and Energy & Resources drove growth in the quarter partially offset by a retraction in Buildings.

Management's Discussion and Analysis
December 31, 2022	M-17	Stantec Inc.

Project Margin

Project Margin by Reportable Segment
	Q4 2022		Q4 2021
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Canada	155.3	53.3%	139.1	53.5%
United States	328.2	56.8%	245.8	55.8%
Global	137.0	52.4%	121.7	56.3%
Total	620.5	54.9%	506.6	55.3%

Project Margin by Business Operating Unit
	Q4 2022		Q4 2021
(In millions of Canadian dollars, except percentages)	$	% of Net Revenue	$	% of Net Revenue
Infrastructure	179.6	55.3%	137.0	55.0%
Environmental Services	130.9	58.1%	96.8	57.9%
Water	115.8	53.0%	107.7	56.5%
Buildings	113.7	54.6%	97.8	55.1%
Energy & Resources	80.5	52.3%	67.3	51.1%
Total	620.5	54.9%	506.6	55.3%
Comparative figures for project margin by business operating unit have been reclassified due to a realignment of several business lines and to conform to the presentation adopted for the current year.

Project margin increased $113.9 million in the quarter and decreased 40 basis points as a percentage of net revenue.

Overall, project margin increased as a result of higher net revenue from organic growth and acquisitions. Solid project execution and a favorable project mix drove consistent margins as a percentage of net revenue in Canada and increased margin by 100 basis points in the US compared to Q4 2021. The decrease in Global margin as a percentage of net revenue was due in part to project mix as well as recoveries realized on certain Water and Community Development projects in Q4 2021.

Other
Administrative and marketing expenses were $439.4 million in Q4 2022 and 38.9% as a percentage of net revenue compared to $387.6 million and 42.3% in Q4 2021. The decrease in administrative and marketing expenses was mainly from lower onerous contract costs, share-based compensation expense, and employee benefit costs. These decreases were partly offset by increased discretionary spending as we transitioned from the pandemic.

A lease settlement and reassignment agreement as well as signed subleases and updated assumptions for previously impaired locations in Q4 2022 resulted in a net impairment reversal of lease assets and property and equipment. Amortization of intangible assets increased due to higher backlog and client relationship amortization related to recent acquisitions. Net interest expense increased primarily due to higher interest rates. Other income increased as a result of a gain realized in Q4 2022 on the disposition of an intangible asset – an engineering license held in the state of New York.

Our effective income tax rate in Q4 2022 was 24.8% compared to a rate of 30.5% in Q4 2021. The quarterly rates increased compared to our annual effective tax rate of 24.0% in 2022 and 23.7% in 2021 because of certain true-up estimates and adjustments recognized in the quarter.

Management's Discussion and Analysis
December 31, 2022	M-18	Stantec Inc.

Quarterly Trends
The following is a summary of our quarterly operating results for the last two fiscal years.

	2022				2021
(In millions of Canadian dollars, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Gross revenue	1,513.5	1,473.2	1,376.6	1,313.9	1,185.3	1,168.3	1,134.0	1,089.2
Net revenue	1,130.4	1,160.0	1,116.7	1,050.1	916.2	932.9	908.3	878.7
Net income	73.5	68.0	60.7	44.8	16.6	70.0	63.2	50.9
Diluted earnings per share	0.66	0.61	0.55	0.40	0.15	0.63	0.57	0.46
Adjusted net income (note)	91.1	95.0	92.6	68.4	63.8	80.4	69.6	56.1
Adjusted diluted EPS (note)	0.82	0.86	0.83	0.61	0.57	0.72	0.62	0.50
Adjusted net income and adjusted EPS are non-IFRS measures and are further discussed in the Definitions section of this MD&A.
Quarterly EPS and adjusted EPS are not additive and may not equal the annual EPS reported. This is a result of the effect of shares issued on the weighted average number of shares. Quarterly and annual diluted EPS and adjusted EPS are also affected by the change in the market price of our shares since we do not include in dilution options when the exercise price of the option is not in the money.

The table below compares quarters, summarizing the impact of acquisitions, organic growth, and foreign exchange on net revenue:

	Q4 2022	Q3 2022	Q2 2022	Q1 2022
	vs.	vs.	vs.	vs.
(In millions of Canadian dollars)	Q4 2021	Q3 2021	Q2 2021	Q1 2021
Increase (decrease) in net revenue due to
Organic growth	96.9	102.3	85.4	56.3
Acquisition growth	89.9	120.7	112.9	122.0
Impact of foreign exchange rates on revenue earned by foreign subsidiaries	27.4	4.1	10.1	(6.9)
Total increase in net revenue	214.2	227.1	208.4	171.4

We experience variability in our results of operations from quarter to quarter due to the nature of the industries and geographic locations we operate in. In the first and fourth quarters, we see slowdowns related to winter weather conditions and holiday schedules. The increase in net revenue in each of the 2022 quarters compared to the same periods in 2021 primarily reflects acquisition growth from revenues contributed by acquisitions completed in the last twelve months and organic growth. Q2, Q3 and Q4 2022 also benefited from positive foreign exchange impacts. (See additional information about operating results in our MD&A for each respective quarter.)

Management's Discussion and Analysis
December 31, 2022	M-19	Stantec Inc.

Statements of Financial Position
The following highlights the major changes to our assets, liabilities, and equity from December 31, 2021 to December 31, 2022.

(In millions of Canadian dollars)	Dec 31, 2022	Dec 31, 2021

Total current assets	1,937.8	1,664.4
Property and equipment	250.7	233.7
Lease assets	470.4	476.5
Goodwill	2,346.4	2,184.3
Intangible assets	320.4	373.3
Net employee defined benefit asset	57.4	17.0
Deferred tax assets	45.2	48.3
Other assets	224.6	228.9

Total assets	5,652.9	5,226.4

Current portion of lease liabilities	99.0	123.9
Current portion of long-term debt	52.2	51.0
Current portion of provisions	48.1	36.7
All other current liabilities	1,210.7	967.8

Total current liabilities	1,410.0	1,179.4
Lease liabilities	522.4	545.0
Income taxes payable	7.1	8.9
Long-term debt	1,183.6	1,194.1
Provisions	149.7	122.6
Net employee defined benefit liability	32.3	58.7
Deferred tax liability	28.2	77.5
Other liabilities	33.2	38.0
Equity	2,286.0	2,001.7
Non-controlling interests	0.4	0.5

Total liabilities and equity	5,652.9	5,226.4

Refer to the Liquidity and Capital Resources section of this MD&A for an explanation of the changes in current assets and current liabilities and the Shareholders’ Equity section of this MD&A for an explanation of the changes in equity.
The carrying amounts of assets and liabilities for our US and other foreign subsidiaries on our consolidated statements of financial position increased due to the strengthening of the US dollar and Australian dollar compared to the Canadian dollar, partly offset by the weakening of the British pound compared to the Canadian dollar. Other factors that impacted our long-term assets and liabilities are indicated below.

The impact of acquisitions completed in 2022 and measurement period adjustments for prior acquisitions increased intangible assets by $15.3 million and goodwill by $64.7 million. These values are based on a preliminary purchase price allocation and are pending a final determination of the fair value of the assets and liabilities acquired. The final allocation may differ from the preliminary allocation.

Additions of engineering equipment and leasehold improvements in property and equipment were partly offset by depreciation. Lease assets and intangible assets decreased as depreciation and amortization exceeded lease

Management's Discussion and Analysis
December 31, 2022	M-20	Stantec Inc.

additions and modifications, software additions, and acquired intangible assets. The total current and long-term portions of other assets decreased primarily as a result of decreases in investments held for self-insured liabilities, including net sales of investments and unrealized fair value losses.

Total current and long-term portions of long-term debt decreased $9.3 million, primarily as a result of a decrease in the amount outstanding on our revolving credit facility. Total current and long-term portions of lease liabilities decreased $47.5 million due to lease payments partly offset by additions, acquisitions, modifications, and interest accretion. Total current and long-term portions of provisions increased $38.5 million, reflecting a net increase in estimates for claims provisions due primarily to higher claim provisions with certain insurance recoveries recorded in trade and other receivables, acquisitions and related measurement period adjustments, and an increase in onerous contract provisions primarily due to a reclassification of $15.3 million from lease liabilities related to a lease settlement and reassignment agreement.

Net employee defined benefit asset increased $40.4 million and net employee defined benefit liability decreased $26.4 million, for a combined increase in the net asset position of $66.8 million to a net asset of $25.1 million from a net liability of $41.7 million in 2021. The increase in the net asset position resulted largely from remeasurement gains of $49.7 million and contributions of $17.6 million made in the year.

Net deferred taxes decreased $46.2 million primarily due to research & experimental expenditures in the US that, beginning in 2022, are amortized for tax purposes as well as the amortization of previously acquired intangible assets. This was partly offset by an increase in deferred tax liabilities related to the net surplus position of certain of our defined benefit pension plans.

Goodwill
In accordance with our accounting policies (described in note 4 of our 2022 audited consolidated financial statements), we conduct a goodwill impairment test annually as at October 1 or more frequently if circumstances indicate that an impairment may occur or if a significant acquisition occurs between the annual impairment test date and December 31.

Our CGUs are identified by considering the interdependence of cash flows between different geographic locations and how management monitors the operations. As such, we define our CGUs as follows: Canada, US, Asia/Pacific, Latin America, and UK/Europe/ Middle East. As goodwill is not monitored at a level lower than our operating segments, three of our CGUs (Asia/Pacific, Latin America, and UK/Europe/ Middle East) are grouped into Global for the purpose of allocating goodwill and testing impairment.

On October 1, 2022, we performed our annual goodwill impairment test. We estimate the recoverable amount by using the fair value less costs of disposal approach. There is a material degree of uncertainty with respect to the estimates of the recoverable amounts of our CGUs, given the necessity of making key economic assumptions about the future.

As at October 1, 2022, we concluded that the recoverable amount of our CGUs and group of CGUs exceeded their carrying amount and management believes that no reasonably possible change in assumptions would have caused the carrying amount to exceed their respective recoverable amount. (Key assumptions are described in note 12 of our 2022 audited consolidated financial statements and incorporated by reference in this MD&A.)

Liquidity and Capital Resources
We are able to meet our liquidity needs through various sources, including cash generated from operations; long- and short-term borrowings from our $800 million revolving credit facility (with access to an additional $600 million subject to approval), our $310 million senior term loan, our $300 million senior unsecured notes, and our £20 million uncommitted unsecured multicurrency credit facility; and the issuance of common shares. We use funds primarily to pay operational expenses; complete acquisitions; sustain capital spending on property, equipment, and software; repay long-term debt; repurchase shares; and pay dividend distributions to shareholders.

We believe that internally generated cash flows, supplemented by borrowings, if necessary, will be sufficient to cover our normal operating and capital expenditures. However, under certain favorable market conditions, we do consider issuing common shares to facilitate acquisition growth or to reduce borrowings under our credit facilities.

Management's Discussion and Analysis
December 31, 2022	M-21	Stantec Inc.

Working Capital
The following table shows summarized working capital information as at December 31, 2022, compared to December 31, 2021:

(In millions of Canadian dollars, except ratios)	Dec 31, 2022	Dec 31, 2021
Current assets	1,937.8	1,664.4
Current liabilities	1,410.0	1,179.4
Working capital (note)	527.8	485.0
Current ratio (note)	1.37	1.41
note: See the Definitions section of this MD&A for our discussion of supplementary financial measures used.

The carrying amounts of current assets and liabilities for our US and other foreign subsidiaries on our consolidated statements of financial position increased slightly due to the strengthening of the US dollar and Australian dollar compared to the Canadian dollar, partly offset by the weakening of the British pound compared to the Canadian dollar.

Current assets increased due to a collective net increase of $349.7 million in trade and other receivables, unbilled receivables, and contract assets because of strong organic growth and approximately $45 million was also due to foreign exchange impacts. This was partly offset by decreases in cash and deposits (explained in the Cash Flows section of this MD&A), income taxes recoverable due to the amortization of certain research & experimental expenditures for tax purposes in the US, and other current assets (explained in the Statements of Financial Position section of this MD&A).
Our DSO (defined in the Definitions section of this MD&A) was 81 days at December 31, 2022, a 5-day reduction from Q3 2022. As expected, completion of Cardno financial migration activities returned DSO to more typical levels, moderated by stronger than anticipated revenue growth in the fourth quarter which drove additional net working capital investment.
The increase in current liabilities included foreign currency impacts of approximately $35 million and increases in bank indebtedness (explained in the Cash Flows section of this MD&A); trade and other payables due to organic growth, the timing of supplier payments, and payroll accruals; deferred revenue due to milestone invoice timing and project mix; and provisions (explained in the Statement of Financial Position section of this MD&A). These increases were partly offset by a decrease in current lease liabilities (explained in the Statements of Financial Position section of this MD&A).

Cash Flows

(In millions of Canadian dollars)	2022	2021	Change
Cash flows from operating activities	304.3	397.0	(92.7)
Cash flows used in investing activities	(73.8)	(764.8)	691.0
Cash flows (used in) from financing activities	(296.7)	276.5	(573.2)

Cash flows from operating activities
Cash flows from operating activities were $304.3 million, which decreased $92.7 million compared to 2021, reflecting increased investment in net working capital to support organic revenue growth. Employee incentive payments related to prior years' performance and interest payments on borrowings were also higher in 2022 compared to 2021.

Cash flows used in investing activities
Cash flows used in investing activities were $73.8 million, a $691.0 million decrease compared to 2021. This was due primarily to aggregate net cash consideration used for acquisitions of $50.4 million in the current year compared to $702.5 million in 2021 and increases in net proceeds from investments held for self insured liabilities of $52.2 million. These were partly offset by a $24.3 million increase in purchases of property and equipment and software, primarily for certain leasehold improvements and engineering equipment.

Management's Discussion and Analysis
December 31, 2022	M-22	Stantec Inc.

Cash flows (used in) from financing activities
Cash flows used in financing activities were $296.7 million, a $573.2 million increase in cash outflows compared to 2021. The increase was driven by net repayments on our revolving credit facility of $22.6 million in 2022 compared to draws of $544.7 million in 2021 that were primarily related to the acquisition of Cardno, higher net lease payments related to the growth of our operations, and reduced proceeds from stock options exercised. These were partly offset by net proceeds from bank indebtedness of $65.4 million.

Capital Management
Our objective in managing Stantec’s capital is to provide sufficient capacity to cover normal operating and capital expenditures and to have flexibility for financing future growth. We focus our capital allocations on increasing shareholder value through funding accretive acquisitions in pursuit of our growth strategy while maintaining a strong balance sheet, repurchasing shares opportunistically, and managing dividend increases to our target payout ratio in a sustainable manner.

We manage our capital structure according to our internal guideline of maintaining a net debt to adjusted EBITDA (actual trailing twelve months) ratio of less than 2.0 to 1.0. There may be occasions when we exceed our target by completing acquisitions that increase our debt level for a period of time.

(In millions of Canadian dollars, except ratios)	Dec 31, 2022	Dec 31, 2021
Current and non-current portion of long term debt	1,235.8	1,245.1
Less: cash and deposits	(148.3)	(193.9)
Bank indebtedness	65.4	7.2
Net debt	1,152.9	1,058.4
Shareholders' equity	2,286.0	2,001.7
Total capital managed	3,438.9	3,060.1
Adjusted EBITDA from continuing operations (note)	723.9	573.8
Net debt to adjusted EBITDA ratio (note)	1.6	1.8
note: See the Definitions section of this MD&A for our discussion of non-IFRS measures used.

At December 31, 2022, our net debt to adjusted EBITDA ratio was 1.6x, falling within our stated internal guideline, an improvement from 1.8x at December 31, 2021 as a result of cash flows from operations reducing debt and adjusted EBITDA increasing year over year.

We have syndicated senior credit facilities consisting of a senior revolving credit facility of a maximum of $800 million, a $310 million senior term loan in two tranches, and access to additional funds of $600 million through an accordion feature. On December 8, 2022, we amended these facilities to change certain terms and conditions, including extending the maturity dates for the revolving credit facility from October 29, 2026 to December 8, 2027, the $150.0 million tranche B of the term loan from October 29, 2024 to December 8, 2025, and the $160.0 million tranche C of the term loan from October 29, 2026 to December 8, 2027. The revolving credit facility and term loans are unsecured.

We also have $300.0 million senior unsecured notes that mature on October 8, 2027 and rank pari passu with all our other debt and future indebtedness and, effective December 23, 2022, a £20.0 uncommitted unsecured multicurrency credit facility that is repayable on demand.

For the syndicated credit facilities and senior unsecured notes, we are required to comply with various covenants. The key financial covenants include, but are not limited to, ratios that measure our debt relative to our profitability (as defined by the credit facilities agreement).

At December 31, 2022, $231.8 million was available in our credit facilities for future activities and we were in compliance with the covenants related to our syndicated credit facilities and senior unsecured notes as at and throughout the year ended December 31, 2022.

Management's Discussion and Analysis
December 31, 2022	M-23	Stantec Inc.

Shareholders’ Equity
Shareholders’ equity increased $284.3 million. The increase in shareholders’ equity was mainly due to net income of $247.0 million earned in 2022, $18.0 million in share options exercised for cash, and comprehensive income of $165.3 million, including remeasurement gains on our net employee defined benefit obligations of $35.5 million and foreign exchange differences on translation of our foreign subsidiaries of $126.8 million. These increases were partly offset by $65.3 million in shares repurchased under our NCIB and $79.9 million in dividends declared.

Our NCIB on the TSX was renewed on November 14, 2022, enabling us to repurchase up to 5,538,309 of our common shares during the period of November 16, 2022 to November 15, 2023. We also have an Automatic Share Purchase Plan with a broker that allows the purchase of common shares for cancellation under the NCIB at any time during predetermined trading blackout periods within certain pre-established parameters.

We believe that, from time to time, the market price of our common shares does not fully reflect the value of our business or future business prospects and that, at such times, the repurchase of outstanding common shares are an appropriate use of available Company funds. We repurchased 1,085,676 common shares for an aggregate price of $65.3 million during 2022, compared to the repurchase of 939,482 common shares for an aggregate price of $50.7 million during 2021.

Other
Outstanding Share Data
At December 31, 2022, there were 110,809,020 common shares and 281,061 share options outstanding. From January 1, 2023, to February 22, 2023, 58,994 share options were exercised, 2,000 share options were forfeited, and no share options were granted. At February 22, 2023, there were 110,868,014 common shares and 220,067 share options outstanding.

Contractual Obligations
As part of our operations, we enter into long-term contractual arrangements from time to time. The following table summarizes the contractual obligations due on our long-term debt, lease arrangements, purchase and service obligations, and other obligations at December 31, 2022, on an undiscounted basis.

	Payment Due by Period
(In millions of Canadian dollars)	Total	Less than 1 Year	1–3 Years	4–5 Years	After 5 Years
Debt	1,241.3	54.0	192.1	995.2	—
Interest on debt	261.0	58.0	113.3	89.7	—
Bank indebtedness	65.4	65.4	—	—	—
Lease liabilities	708.0	118.7	240.1	159.3	189.9
Restoration	18.3	3.0	6.8	2.4	6.1
Variable lease payments and other lease obligations	292.1	48.6	83.5	60.3	99.7
Purchase and service obligations	80.3	40.8	34.6	4.9	—
Other obligations	113.5	46.6	40.9	1.3	24.7
Total contractual obligations	2,779.9	435.1	711.3	1,313.1	320.4

For further information regarding the nature and repayment terms of our long-term debt, refer to the Cash Flows and Capital Management sections of this MD&A and notes 16 and 25 in our 2022 audited consolidated financial statements, incorporated by reference.

Management's Discussion and Analysis
December 31, 2022	M-24	Stantec Inc.

Our lease arrangements include non-cancellable rental payments for office space, vehicles, and other equipment. Purchase and service obligations include enforceable and legally binding agreements to purchase future goods and services. Other obligations include amounts payable for our restricted share, deferred share, and performance share units issued under our Long-Term Incentive Plan and obligations for our end of employment benefit plans. Failure to meet the terms of our lease payment commitments may constitute a default, potentially resulting in a lease termination payment, accelerated payments, or a penalty as detailed in each lease agreement. The above table does not include obligations to fund defined benefit pension plans, although we make regular contributions. Funding levels are monitored regularly and reset with triennial funding valuations performed for the pension plans’ board of trustees; the most recent were completed as at March 31, 2021. The Company expects to contribute approximately $21 million to the pension plans in 2023.

Off-Balance Sheet Arrangements
We have an additional separate letter of credit facility outside of our revolving credit facility that provides letters of credit up to $100.0 million. As at December 31, 2022, we had off-balance sheet financial arrangements relating to letters of credit under our revolving credit facility of $2.6 million and $66.9 million in aggregate letters of credit outside of our revolving credit facility. The letters of credit expire at various dates before January 2024, except for $12.3 million that have open-ended terms. These—including the guarantees of certain office rental obligations—were issued in the normal course of operations.

Also, in the normal course of operations, our surety facilities allow for the issuance of bonds for certain types of project work. These bonds are intended to provide owners with financial security regarding the completion of their project in the event of default. At December 31, 2022, bonds issued under our surety facilities included $27.1 million in bonds for Construction Services (discontinued operations sold in 2018) expiring on completion of the associated projects. The estimated completion dates of these projects are before March 2024. Although we remain obligated for these instruments, the purchaser of the Construction Services business has indemnified Stantec should any of these obligations be triggered. We also have $18.8 million in bonds for our continuing operations expiring on completion of the associated projects. The estimated completion dates of these projects are before August 2029.

In the normal course of business, we also provide indemnifications and, in limited circumstances, surety bonds and guarantees. These are granted on commercially reasonable contractual terms and are provided to counterparties in transactions such as purchase and sale contracts for assets or shares, service agreements, and leasing transactions. We also indemnify our directors and officers against any and all claims or losses reasonably incurred in the performance of their service to Stantec to the extent permitted by law. These indemnifications may require us to compensate the counterparty for costs incurred through various events. The terms of these indemnifications and guarantees will vary based on the contract, the nature of which prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay counterparties. Historically, we have not made any significant payments under such indemnifications or guarantees, and no amounts have been accrued in our consolidated financial statements with respect to these guarantees.

Financial Instruments and Market Risk
We continue to hold an interest rate swap to manage the fluctuation in floating interest rates on tranche C of our term loan. The agreement matures on June 27, 2023 and has the effect of converting the variable interest rate associated with $160 million of our term loan into a fixed interest rate of 2.295% plus an applicable basis points spread.

We also continue to hold total return swap (TRS) agreements with financial institutions to manage a portion of our exposure to changes in the fair value of our shares for certain cash-settled share-based payment obligations. The TRS agreements fix the impact that our share price has on the payments required to settle the obligations for restricted share units (RSUs) and deferred share units (DSUs).

We had also entered into foreign currency forward contracts to manage the variability of foreign currency exchange rates of certain currencies. The fair value of these contracts, estimated using market rates as at December 31, 2022, resulted in a net unrealized gain of $0.1 million. The notional amount of contracts held to purchase or sell primarily includes US$110.6 million for CAD$149.9 million and AUD$56.4 million for CAD$51.6 million.

These arrangements are further described in note 24 of our 2022 audited consolidated financial statements, incorporated by reference.

Management's Discussion and Analysis
December 31, 2022	M-25	Stantec Inc.

Market risk
We are exposed to various market factors that can affect our performance, primarily our currency and interest rates. At this time, there is some degree of uncertainty regarding the impact that the COVID-19 pandemic, conflict in Ukraine, and the transition to higher inflationary environments will have on credit and price risk, but we have not seen a significant increase in our risk exposure to date. Management is closely monitoring the impacts on our risk exposure and will adjust our risk management approach as necessary.

Credit risk
Our credit risk is highly diversified across clients, industries and geographies and our customers are primarily public sector entities and high-quality private clients. We limit our exposure to credit risk by placing our cash and cash equivalents in short-term deposits in—and, when appropriate, by entering into derivative agreements with—high-quality credit institutions. Investments held for self-insured liabilities include bonds, equities, and term deposits. We mitigate risk associated with these bonds, equities, and term deposits through the overall quality and mix of our investment portfolio.

Currency
Our currency exchange rate risk results primarily from the following three factors:
1.A significant portion of our revenue and expenses are in foreign currencies, primarily in US dollars, British pounds, and Australian dollars. Therefore, we are exposed to fluctuations in exchange rates to the extent that
a.Foreign currency revenues greater than foreign currency expenses in a strengthening Canadian dollar environment will result in a negative impact on our income from operations.
b.Foreign currency revenues greater than foreign currency expenses in a weakening Canadian dollar environment will result in a positive impact on our income from operations.
2.Foreign exchange fluctuations may also arise on the translation of the balance sheet of foreign subsidiaries where the functional currency is different from the Canadian dollar, and they are recorded in other comprehensive income. We do not hedge for this foreign exchange translation risk.
3.Foreign exchange gains or losses arise on the translation of foreign-denominated assets and liabilities (such as accounts receivable, accounts payable and accrued liabilities, and long-term debt) held in our Canadian, US, and other foreign subsidiaries. We minimize our exposure to foreign exchange fluctuations on these items by matching foreign currency assets with foreign currency liabilities and, when appropriate, by entering into forward foreign currency contracts.

Although we may buy or sell foreign currencies in exchange for Canadian dollars in accordance with our foreign exchange risk mitigation strategy, on occasion we may have a net exposure to foreign exchange fluctuations because of the timing of the recognition and relief of foreign-denominated assets and liabilities.

Interest rates
Changes in interest rates also present a risk to our performance as we are subject to interest rate cash flow risk to the extent that our credit facilities and term loan are based on floating interest rates. However, this risk has been partially mitigated by our interest rate swap on one of the term loans. In addition, we are subject to interest rate pricing risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds and term deposits. The effect of a 1.0% increase or decrease in the interest rate on our revolving credit facility and term loan balances at December 31, 2022 (with all other variables held constant) would have decreased or increased net income by $5.4 million, respectively.

Price risk
We are subject to market price risk to the extent that our investments held for self-insured liabilities contain equity funds. This risk is mitigated because the portfolio of equity funds is monitored regularly and is appropriately diversified. For our investments held for self-insured liabilities, the effect of a 5.0% increase or decrease in equity prices at December 31, 2022 (with all other variables held constant) would have increased or decreased net income by $2.0 million, respectively.

We are also exposed to changes in our share price arising from our cash-settled share-based payments as our obligation under these arrangements is based on the price of our shares. We have entered into TRS agreements to mitigate a portion of our exposure to this risk for RSUs and DSUs. For our performance share units, the effect of a

Management's Discussion and Analysis
December 31, 2022	M-26	Stantec Inc.

10.0% increase or decrease in the price of our shares at December 31, 2022 (with all other variables held constant) would have decreased or increased net income by $1.2 million, respectively.

Related-Party Transactions
We have subsidiaries that are 100% owned and are consolidated in our financial statements. We also have agreements in place with several structured entities to provide various services, including architecture, engineering, planning, and project management. From time to time, we enter into transactions with associated companies and other entities pursuant to a joint arrangement. In 2022, total sales to our joint ventures were $69.1 million, and at December 31, 2022, receivables from our joint ventures were $12.6 million.

From time to time, we guarantee the obligations of a subsidiary or structured entity for lease agreements, service agreements, credit facility agreements, and obligations to a third party pursuant to an acquisition agreement. In addition, we may guarantee service agreements for associated companies, joint ventures, and joint operations. (Transactions with subsidiaries, structured entities, associated companies, joint ventures, and joint operations are further described in note 33 of our 2022 audited consolidated financial statements and are incorporated by reference in this MD&A.)

Key management personnel have authority and responsibility for planning, directing, and controlling the activities of our Company. Total compensation to key management personnel and directors recognized as an expense was $23.6 million in 2022 and $34.8 million in 2021.

Critical Accounting Estimates, Developments, and Measures

Critical Accounting Estimates
The preparation of consolidated financial statements in accordance with IFRS requires us to make various judgments, estimates, and assumptions. Note 5 of our December 31, 2022, audited consolidated financial statements outlines our significant accounting estimates and is incorporated by reference in this MD&A.

The accounting estimates discussed in our consolidated financial statements are considered particularly important because they require the most difficult, subjective, and complex management judgments. Accounting estimates are done for the following:
•Revenue and cost recognition on contracts
•Assessment of impairment of non-financial assets
•Fair values on business combinations
•Leases
•Provision for self-insured liabilities and claims
•Employee benefit plans, and
•Taxes

The COVID-19 pandemic has had adverse financial impacts on the global economy and financial markets. The war in Ukraine and the transition to higher inflationary environments have also contributed to increased global economic and financial volatility; however, there has been no significant impact on our results. We continue to monitor these impacts on our financial operations and financial position. Uncertainties inherent in making assumptions and estimates regarding unknown future outcomes may result in significant differences between estimates and actual results. We believe that each of our assumptions and estimates is appropriate to the circumstances and represents the most likely future outcomes.

Unless otherwise specified in our discussion of specific critical accounting estimates, we expect no material changes in overall financial performance and financial statement line items to arise, either from reasonably likely changes in material assumptions underlying an estimate or within a valid range of estimates from which the recorded estimate was selected. In addition, we are not aware of trends, commitments, events, or uncertainties that can reasonably be expected to materially affect the methodology or assumptions associated with our critical accounting estimates, subject to items identified in the Risk Factors, Outlook, and Cautionary Note Regarding Forward-Looking Statements sections of this MD&A.

Management's Discussion and Analysis
December 31, 2022	M-27	Stantec Inc.

Accounting Developments
Recently Adopted
In May 2020, the IASB issued Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37). The amendments clarify that both incremental costs and an allocation of other costs that relate directly to fulfilling the contract should be included in assessing whether a contract is onerous. The amendments were effective January 1, 2022 and did not have a material impact on our consolidated financial statements.

Future Adoptions
The list below includes issued standards, amendments, and interpretations that we reasonably expect to be applicable at a future date and intend to adopt when they become effective. We are currently assessing the impact of adopting these standards, amendments, and interpretations on our consolidated financial statements and cannot reasonably estimate the effect at this time.
•Classification of Liabilities as Current or Non-current (Amendments to IAS 1)
•Non-current Liabilities with Covenants (Amendments to IAS 1)
•Definition of Accounting Estimates (Amendments to IAS 8)
•Disclosure of Accounting Policies (Amendments to IAS 1 and IFRS Practice Statement 2)
•Deferred Tax related to Assets and Liabilities arising from a Single Transaction (Amendments to IAS 12)
•Lease Liability in a Sale and Leaseback (Amendments to IFRS 16)

These standards, amendments, and interpretations are described in note 6 of our December 31, 2022, audited consolidated financial statements and are incorporated by reference in this MD&A.

Materiality
We determine whether information is material based on whether we believe that a reasonable investor’s decision to buy, sell, or hold securities in our Company would likely be influenced or changed if the information was omitted, obscured, or misstated.

Definitions of Non-IFRS and Other Financial Measures
This Management’s Discussion and Analysis includes references to and uses terms that are not specifically defined in IFRS and do not have any standardized meaning prescribed by IFRS. These measures and terms are defined below. These non-IFRS and other financial measures may not be comparable to similar measures presented by other companies. We believe that the measures defined here are useful for providing investors with additional information to assist them in understanding components of our financial results.

Non-IFRS Financial Measures and Ratios

Adjusted Measures
We use several adjusted financial measures because we believe they are useful for providing securities analysts, investors, and other interested parties with additional information to assist them in understanding components of our financial results (including a more complete understanding of factors and trends affecting our operating performance). These adjusted measures also provide supplemental measures of operating performance and improve comparability of operating results from one period to another, thus highlighting trends that may not otherwise be apparent when relying solely on IFRS financial measures. Unless otherwise noted, a reconciliation of these adjusted measures to the most directly comparable IFRS measure is included on page M-8.

Adjusted EBITDA represents net income from continuing operations before interest expense, income taxes, depreciation of property and equipment, depreciation of lease assets, amortization of intangible assets, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and other adjustments for other specific items that are significant but are not reflective of our underlying operations. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted EBITDA as a measure of pre-tax operating cash flow. The most comparable IFRS measure for adjusted EBITDA is net income.

Management's Discussion and Analysis
December 31, 2022	M-28	Stantec Inc.

Adjusted Net Income represents net income from continuing operations excluding the amortization of intangibles acquired through acquisitions, impairment charges and reversals thereof, acquisition, integration and restructuring costs, and adjustments for other specific items that are significant but are not reflective of our underlying operations, all on an after-tax basis. Specific items are subjective; however, we use our judgement and informed decision-making when identifying items to be excluded in calculating our adjusted measures. We use adjusted net income as a measure of overall profitability. The most comparable IFRS measure for adjusted net income is net income.

Adjusted Earnings Per Share (EPS) is a non-IFRS ratio calculated by dividing adjusted net income (defined above) by the basic and diluted weighted average number of shares outstanding, respectively.

Adjusted Return on Invested Capital (ROIC) is a non-IFRS ratio that represents our full year adjusted net income (defined above) before tax-adjusted interest relative to our average aggregate net debt and adjusted shareholders’ equity, determined annually. Average net debt and adjusted shareholders’ equity are calculated using balances from past years. Adjusted shareholders’ equity includes the impact of adjusted net income from continuing operations (as defined above). We use adjusted ROIC to evaluate annual returns generated on our debt and equity capital. There is no directly comparable IFRS measure for adjusted net income before tax-adjusted interest. The most comparable measure for adjusted shareholders’ equity is shareholders’ equity. A quantification of adjusted ROIC and a reconciliation of its components is included in the Additional Reconciliations of Non-IFRS Financial Measures on page M-30.

Net Debt to Adjusted EBITDA. As part of our assessment of our capital structure, we monitor net debt to adjusted EBITDA, a non-IFRS ratio. It is defined as the sum of (1) long-term debt, including current portion, and bank indebtedness, less cash and deposits, divided by (2) adjusted EBITDA (as defined above). Net debt to adjusted EBITDA is quantified in the Liquidity and Capital Resources section on page M-23.

Free Cash Flow is used to monitor the availability of discretionary cash as part of our capital management. It is defined as operating cash flows less capital expenditures and net lease payments. A reconciliation of free cash flow to its most comparable IFRS measure, cash flows from operating activities as reported under IFRS, is included in the Additional Reconciliations of Non-IFRS Financial Measures on page M-30.

Margin. We calculate margin as a percentage of net revenue and monitor margin in comparison to our internal targets. Margin is a non-IFRS ratio when applied to non-IFRS financial measures.

Constant Currency Basis and Impact of Foreign Exchange. We monitor the impact of changing foreign exchange rates, quantify foreign exchange impacts, and, from time to time, prepare analyses on a constant currency basis (i.e., excluding the impact of foreign exchange) to better understand changes in activity. Amounts presented on a constant currency basis are non-IFRS financial measures; related fractions and percentages are non-IFRS ratios.

Compound Annual Growth Rate (CAGR). CAGR is a metric we use to evaluate the growth in our business. It represents the growth rate over a period of time on an annual compounded basis. CAGR is a non-IFRS ratio when applied to non-IFRS financial measures.

Supplementary Financial Measures

Days Sales Outstanding (DSO). DSO is a metric we use to evaluate the efficiency of our working capital. It represents the average number of days to convert our trade and other receivables, unbilled receivables, contract assets, and deferred revenue to cash. We calculate DSO by annualizing gross revenue for the quarter as reported under IFRS.

Organic Growth (Retraction) and Acquisition Growth. To evaluate our performance, we quantify the change in revenue and backlog as either related to organic growth (retraction), acquisition growth, or the impact of foreign exchange. Revenue and backlog earned by acquired companies in the first 12 months following an acquisition is reported as growth from acquisitions and thereafter as organic growth (retraction). Organic growth (retraction) excludes the impact of foreign currency fluctuations. From time to time, we also quantify the impacts of certain unusual events to organic growth (retraction) to provide useful information to investors to help better understand our financial results.

Margin (defined above) is a supplementary financial measure when applied to IFRS measures.

Management's Discussion and Analysis
December 31, 2022	M-29	Stantec Inc.

Compound Annual Growth Rate (CAGR) (defined above) is a supplementary financial measure when applied to IFRS financial measures.

Current ratio is a supplementary financial measure calculated by dividing current assets by current liabilities that we use in assessing overall liquidity.

Working capital is a supplementary financial measure that we use as a measure for assessing overall liquidity. It is calculated by subtracting current liabilities from current assets.

Capital Management Measures

Net debt and total capital managed are categorized as capital management measures and quantified on page M-23.

Additional Reconciliations of Non-IFRS Financial Measures

Free Cash Flow

(In millions of Canadian dollars)	2022	2021
Net cash flows from operating activities	304.3	397.0
Less: capital expenditures (property and equipment and intangible assets)	(74.9)	(50.6)
Less: net lease payments	(153.7)	(128.4)
Free cash flow (note)	75.7	218.0
See the Definitions section of this MD&A for a discussion of free cash flow, a non-IFRS measure.

Adjusted Return on Invested Capital

(In millions of Canadian dollars, except ratios)	2022	2021
Adjusted net income (note 1)	347.1	269.9
Add back: net interest expense	64.0	37.9
Deduct: income taxes on net interest expense (note 2)	(15.4)	(9.0)
Adjusted net income before net interest (net of tax)	395.7	298.8

Average shareholders' equity (note 3)	2,083.8	1,961.4
Cumulative impact on average shareholders' equity of:
Adjusted net income (note 1)	377.5	273.8
Discontinued operations (note 4)	111.9	111.9
Average adjusted shareholders' equity	2,573.2	2,347.1
Average net debt (note 3)	1,185.2	545.5
Average aggregate net debt and adjusted shareholders' equity	3,758.4	2,892.6
Adjusted ROIC (note 5)	10.5%	10.3%
(1) Adjusted net income is a non-IFRS measure. See the Definitions section of this MD&A for our discussion of non-IFRS measures used and the reconciliation of adjusted net income to the most comparable measure as reported under IFRS on M-8. The cumulative impact of adjusted net income includes the impact on average shareholders’ equity of all historical differences between net income and adjusted net income, including $100.1 million related to the year ended December 31, 2022 (2021 - $69.2 million).
(2) Calculated using normalized tax rate of 24.0% in 2022 and 23.7% in 2021.
(3) Average shareholder’s equity and average net debt represents the moving average of the past four quarters.
(4) Cumulative impact of discontinued operations includes the impact on average shareholders’ equity of net income (loss) from discontinued operations (net of tax), including $12.0 million in 2020 and ($123.9 million) in 2018.
(5) Adjusted ROIC is a non-IFRS measure. See the Definitions section of this MD&A for our discussion of non-IFRS measures used, including the components of the adjusted ROIC calculation.

Management's Discussion and Analysis
December 31, 2022	M-30	Stantec Inc.

Risk Factors
Overview
To deliver on our vision and strategic objectives, we continually identify and manage potential Company-wide risks and uncertainties facing our business. We view each risk in relation to all other risks, because the risks considered and the actions taken to mitigate them may create new risks to the Company.

To effectively manage risks, our Enterprise Risk Management (ERM) program
•Maintains a framework to support our efforts to manage risk effectively, transparently, and consistently
•Reviews our risk profile continuously and iteratively so risks are identified and managed as they evolve
•Aligns and embeds risk management into key processes like strategic planning to reduce the effect of uncertainty on achieving our objectives
•Reports to our executives, Board of Directors, and Audit and Risk Committee (ARC) to provide assurance on the effectiveness of our risk management process

Board Governance and Risk Oversight
Stantec’s Board of Directors provides strategic direction to and guidance on the ERM program and has delegated the responsibility for oversight of the program to the ARC.

The ARC supports the development and evolution of
•Appropriate methods to identify, evaluate, mitigate, and report the principal risks inherent to our business and strategic direction
•Systems, policies, and practices appropriate to address our principal risks
•A risk appetite appropriate for our organization

In addition, the ARC monitors the Company’s cybersecurity program and countermeasures to ensure security of Stantec’s information technology systems.

Board members regularly receive a comprehensive risk report and provide their feedback and recommendations. The ARC receives quarterly reports on the changes in principal risks, mitigation strategies, and any emerging risks.

In addition to the ARC, two other board committees have roles in risk management:
•The Sustainability and Safety Committee provides oversight with a focus on relevant operational risk exposures, and environmental, social, and governance (ESG) risks, including the Company’s climate risk tolerance.
•The Corporate Governance and Compensation Committee (CGCC) guides the deployment of an effective corporate governance system to manage the board’s composition and overall stewardship responsibility and ensures that management maintains policies designed to support an effective compliance, integrity, and ethics program. The CGCC also oversees Stantec’s executive compensation program and ensures that our pay structure encourages profitable decisions, but not undue risk taking.

Management Oversight
The C-Suite is directly accountable to the board for all risk-taking activities and risk management practices. Responsibility for risk management is shared across the organization. Risk management is also part of our day-to-day operations and is included in our key decision-making processes like project go/no-go decisions and strategic planning.

The C-Suite is supported by numerous teams—Legal; Health, Safety, Security, and Environment (HSSE); Human Resources; Information Technology (IT); Finance; Corporate Sustainability; and others—that provide risk management and compliance functions across the organization and work with management to design and monitor appropriate risk mitigation. Our Internal Audit team provides independent assurance regarding the effectiveness and efficiency of our Company-wide risk management.

Management's Discussion and Analysis
December 31, 2022	M-31	Stantec Inc.

Principal Risks and Uncertainties
Management remains confident in our ability to achieve our long-term corporate objectives; however, consistent with our peers, we are exposed to risks and uncertainties. Our risk assessment has identified our most significant risks (see Risks section below). If any risks occur, individually or in combination, our business, financial condition, results of operations, and prospects could be materially and adversely affected. Given our assessment and mitigation efforts, we do not expect any such material adverse impacts, but we plan for them as part of our ERM processes.

The risks and uncertainties described in this MD&A are not the only ones we face. Additional risks and uncertainties—that we are unaware of, that we currently believe are not material, or that may arise based on new developments—may also become important factors that adversely affect our business. In addition, the cumulative impact of multiple risk factors arising is a risk.

Risks
A cybersecurity breach may cause loss of critical data, interrupt operations, and cause prejudice to our clients.
Similar to other global companies, we rely on computers, large enterprise systems, and information and communication technologies, including third-party vendor systems, to conduct our business.
Stantec’s internal business practices as well as our contracts with clients require that we protect our Company’s and clients’ confidential information from disclosure. In addition, we are subject to privacy and protection of personal information laws in various jurisdictions. Although we devote significant resources to securing Stantec’s information technology systems and have strong vetting processes for third-party systems we rely on, a breach in cybersecurity is an inherently high risk, as cybersecurity incidents, data misuse, and ransomware and phishing attacks continue to increase and become more sophisticated. Moreover, the risk of cybersecurity attacks has increased dramatically as a result of the war in Ukraine, placing Stantec—like all other organizations—at increased risk.

If our systems are breached, we could be exposed to system interruptions, delays, loss of employee personal data and confidential information, and loss of critical data that could delay or interrupt our operations. Loss of any sensitive and confidential data or the unauthorized disclosure of proprietary or personal information may harm our clients, employees, and others. Other possible adverse impacts include remediation and litigation costs, regulatory penalties, costs associated with increased protection, lost revenues, and reputational damage leading to lost clients or projects.

Failure to attract, retain, and mobilize skilled employees could harm our ability to execute our strategy.
There is strong competition for skilled employees in our industry and Stantec derives revenue almost exclusively from services performed by our employees. The failure to attract, retain, and mobilize highly qualified staff could impede our ability to compete for new projects, deliver successfully on projects, effectively execute our backlog, or maintain or expand client relationships. Competition for employees may also result in compensation inflation, impacting our margins and profitability.

We may experience difficulties in hiring additional employees or replacing employees with respect to roles that require security clearances or other special qualifications that may be limited or difficult to obtain.

With a hybrid work model emerging from the pandemic, and a large percentage of our staff working from home in some capacity, our organizational culture and overall employee engagement may be affected by diminished in-person interactions, which may impact employee retention. Conversely, increased flexibility may be viewed positively by our employees and in turn, influence our ability to attract and retain employees. A hybrid work model reduces our carbon footprint due to office space consolidation and less commuting by employees.

Geopolitical events may result in additional risks to our business.
Geopolitical events around the world may trigger new risks or amplify existing risks. The emergence of international relations tension may lead to political uncertainty, armed conflicts, terrorism, social unrest, supply chain issues, currency fluctuations, market volatility, workforce disruptions, sanctions against particular individuals or entities, and slowing growth forecasts, among other things. Even if Stantec does not operate in the countries experiencing geopolitical tension, our business may still be impacted due to ripple effects the events may have on world economy, energy markets, global trade, security, and supply chains.

As a result of the ongoing war in Ukraine, many countries around the world, including the US, Canada, and the UK, have implemented sanctions on conducting business with Russian and Belarusian entities and individuals. Non-compliance with such sanctions, or other international responses, may expose Stantec to government enforcement

Management's Discussion and Analysis
December 31, 2022	M-32	Stantec Inc.

as well as reputational risk. Stantec does not currently have any offices, employees, or clients in Ukraine, Russia or Belarus. We exercise due diligence to ensure that we do not work with any sanctioned entities or individuals and will continue to do so as circumstances evolve, and to monitor any other sanctions that may be imposed due to geopolitical events.

The impact of the prolonged war may also adversely influence macroeconomic conditions, increase supply chain challenges, and heighten the risk of cyber threats and ransomware activity, among other things. Each of these factors could disrupt our business and impact our financial performance.

Project workplaces can be dangerous. The failure to work safely on project sites could have an adverse impact on Stantec’s business, reputation, financial condition, and results of operations.
Project sites can be dangerous due to the presence of hazardous materials and conditions, large moving equipment, and vehicle traffic. With projects and office locations across the globe, our employees may be exposed to such events as civil unrest, criminal activity, acts of terrorism, severe weather events, public health crises and other impacts of political, social, environmental, and economic problems.

Though we invest in a strong program that is focused on the health, safety, and security of our employees and controls environment-related risks, we are exposed to the risk of personal injury, loss of life, or environmental or other damage to our property or the property of others. We could be subject to civil or statutory liability arising from injuries or deaths or be held liable for either uninsured damages or damages higher than our insurance coverage.

We may also incur additional costs on projects due to delays arising from health and safety incidents. The failure to maintain a strong safety record may also result in losing client confidence and future projects.

Climate change creates both risks and opportunities for Stantec.

Legal and Regulatory Risks

Transitioning to a lower-carbon economy may present risks in the form of current and new environmental and climate-related risk reporting regulations, laws, and policies. Current regulations applicable to Stantec include the Streamlined Energy and Carbon Reporting in the UK and notable forthcoming regulations include the climate-related disclosure requirements from the US Securities and Exchange Commission and the Canadian Securities Administrators. Potential consequences of non-compliance with such regulations could include loss of market standing and reputation as well as financial losses arising from lawsuits, fines, and penalties. Required actions to comply with new laws and regulations could result in increased costs for Stantec and introduce the possibility of non-compliance. Additional costs or delays due to environmental laws could also possibly prevent or delay a project from going forward.
Because these same legal and regulatory risks also impact our clients, there are opportunities for Stantec to provide ESG advisory services as clients look for subject matter expertise to navigate and comply with new requirements.

Market and Reputational Risks

Companies’ climate change and sustainability actions are increasingly being considered by investors and other stakeholders.

Stantec has made ESG and climate commitments, including aligning our corporate financing strategy with our ESG performance by issuing a sustainability-linked loan with emissions and equity-related key performance indicators, setting a 1.5ºC, validated, near-term science-based emissions reduction target, and committing to achieving operational carbon neutrality and then net zero. While we are committed to achieving these targets within stated timeframes, our ability to do so is subject to uncertainties. For example, if emissions reductions are impacted by an unexpected increase in travel or the activities of an acquired company and we do not meet our verified science-based emissions reduction targets, we could suffer reputational damage and potentially receive a penalty on our sustainability-linked loan. Stantec’s reputation and market positioning may be influenced or harmed by investors’ perception of our ESG decisions, our failure to reach stated targets or achieve commitments, or if greenwashing allegations are made (the practice of misrepresenting the impact of corporate sustainability actions which results in misleading investors and consumers).

Management's Discussion and Analysis
December 31, 2022	M-33	Stantec Inc.

Physical Risks

The probability and unpredictability of extreme weather events may continue to increase due to climate change. While Stantec provides people-based professional services and operates in primarily leased office space, the physical consequences of climate change (such as increasing temperatures, rising sea levels, extreme heat, fires, floods, earthquakes, hurricanes, tornadoes, droughts, and similar events) may cause damage to the buildings we occupy, delay or damage to our projects, and cause staff-related impacts such as illness, health issues, or the inability to travel to work or work from home. For example, many of our Environmental Services projects have a field component (such as monitoring wildlife, restoring stream beds, or taking samples to support permit development), and extreme weather events may limit the amount of time our employees can be in the field, resulting in project delays or loss of revenue. Our business interruption risk is exacerbated by the increasing number and severity of extreme weather events. Each of these factors may create financial risks for Stantec’s business or otherwise have a material adverse effect on its financial position.

Stantec has a robust business continuity plan, office locations across the globe, and staff are generally able to work remotely, all of which minimize the impact of any regional disruptions caused by climate change events on overall operations. In addition, extreme weather events can produce revenue generating opportunities since Stantec services are often called on to support recovery efforts (such as flood and stormwater management, building and infrastructure repairs, and emergency energy restoration) and to support new investments to build resiliency for the future.

Force majeure events, including the COVID-19 pandemic, may negatively impact our ability to execute our strategy, operate our business, or maintain our financial performance.
Stantec’s offices, IT infrastructure, project sites, and staff may be impacted by events beyond our control, such as pandemics, natural disasters, extreme weather, telecommunications failures, and acts of war or terrorism.
Though COVID-19 measures have eased in most countries in 2022, the future impact of a widespread health crisis, such as COVID-19 or another pandemic, remain uncertain and difficult to predict, and may include impacts on the global economy, including government and regulatory responses, which could vary by country and region. New variants of COVID-19, lockdowns, the availability of effective treatment, and future pandemics and health crises could also increase other risk factors listed here and create new risks, many of which are outside of our control and knowledge, which could adversely affect the health and safety of our employees, as well as our business, financial health, and results of operations.

Stantec’s strong business continuity program and our diversity of geographies, business lines, and clients helps us manage risk; however, a major event could impact our ability to operate and may put our employees and clients at risk.

Claims and litigation against us could adversely impact our business.
In the ordinary course of our business, Stantec may be threatened with or named as a defendant in claims or other legal proceedings. Defending a lawsuit may require financial resources and management attention, and could result in fines, penalties, damages, substantial legal fees, or injunctive relief. Even if Stantec is successful in defending a lawsuit, there may be reputational damage. The threat of a major loss—such as the filing of a design-defect lawsuit against Stantec for damages that exceed Stantec’s professional liability insurance limits—could adversely impact our business even if, after several years of protracted legal proceedings, Stantec is ultimately found not liable for the loss or claim. In recent years, this risk is higher due to the increased complexity of the projects we are involved in as well as increased claims in the industry and a hardening insurance market.

If we are not able to source suitable acquisition targets, control acquisition-related risks, or successfully manage our acquisition integration program, our business and results of operations may be adversely affected.
A key part of Stantec’s growth strategy is through acquisitions that support our strategy of pursuing firms that bolster Stantec’s presence in key business lines and geographies and drive organic growth. When sourcing acquisition targets, there is strong competition among acquirers in our industry, which can put upward pressure on transaction multiples. Suitable acquisition candidates may be more difficult to find, available for a shorter window of time, and may be at multiples or under terms that are unfavorable.

Acquisitions and integrations involve many risks and uncertainties which may adversely affect their anticipated benefits, and which may ultimately have a negative impact on our business, financial condition, and results of operations. The failure to effectively and timely integrate acquired companies may prevent us from achieving the key

Management's Discussion and Analysis
December 31, 2022	M-34	Stantec Inc.

objectives of our acquisition program, including broadening our professional service offerings, market penetration, profitability, and geographic presence.

Risks encountered in connection with the acquisition and integration of companies include, but are not limited to:
•Significant cash expenditures, stock issuances or the incurrence or assumption of debt may be required in connection with an acquisition
•Our ability to identify and quantify all significant risks during the due diligence process
•The assumption of certain liabilities associated with an acquired business, which may be known or unknown
•Our ability to complete acquisitions on acceptable terms and conditions, within planned timeframes or at all
•The potential for decreased operating income or operating margins as a result of an acquisition, or our inability to recover investments made in connection with an acquisition
•Stantec’s exposure to operational, information security, internal controls, and cybersecurity risks due to the delay in transitioning an acquired business’ personnel, information technology and financial management systems
•Costs incurred during the integration process, which may be significant
•Disruption to an acquired business in connection with integration, including key personnel, client, and other relationships
•Disruption to cash flow resulting from the financial migration process of integrating the acquired business

Any of these risks could adversely affect Stantec’s business and result in costs, delays, disruptions or other financial or operational issues.

There are additional compliance requirements and risks as a government contractor.
Stantec provides services to government agencies, and as such, we are subject to unique contract terms and various laws and regulations that are not applicable to non-government contractors. Some of these contract terms and related government policies may, among other things, permit the government to terminate a contract for convenience or prohibit us from equitably balancing liability. In addition, applicable laws and regulations often impose additional requirements and some may control or restrict how we conduct our business. Complying with these also could require additional internal controls and increase costs as well as introduce additional regulatory oversight. Moreover, government scrutiny of contractors’ compliance with these laws and regulations through audits and investigations is inherent in government contracting; and from time to time, we may receive inquiries, subpoenas, and similar demands related to our ongoing business with government entities. The failure to comply with the terms of a government contract or applicable laws, regulations and policies, or any violations stemming from an audit or investigation, could result in the termination of a contract, civil or criminal liability, penalties, suspension or debarment from eligibility for awards of new government contracts or option renewals, and could also potentially harm Stantec’s reputation or market standing.

Stantec also performs services under contracts that are classified or subject to security restrictions. The failure to manage classified contract requirements or the mishandling of classified information could harm key client interests, damage Stantec’s reputation, and cause financial loss. In its performance of classified contracts, Stantec is required to observe certain requirements related to its foreign ownership, control, or influence. In addition, Stantec’s employees engaged on classified contracts may be required to obtain and retain security clearances. The failure to observe these requirements or inability to maintain security clearances could result in Stantec losing the ability to perform classified contracts.

Reduced demand for Stantec’s services may impact our revenue generation, backlog, and organic growth projections.
Demand for our services is vulnerable to economic conditions and events. As a growing global organization, we are exposed to geopolitical risks and macroeconomic fluctuations. Inflation, increasing interest rates, currency fluctuations, financial and commodity market volatility, and credit market disruptions may negatively affect the willingness and ability of our clients to deploy capital or to obtain credit to finance their businesses on acceptable terms. This may impact their ability to pay us on time or at all for our services, which, in turn, may adversely affect our backlog, working capital, earnings, and cash flows.

Management's Discussion and Analysis
December 31, 2022	M-35	Stantec Inc.

In an environment of reduced growth forecasts and fears of a recession, our clients may seek to reduce, change, or cancel the services they purchase or demand more favorable contract terms, including lower prices. Increased competition during an economic decline could force us to consider unfavorable contract terms that cause revenue and margin reductions and greater liability. In addition, our project margin, which is calculated as net revenue minus direct payroll costs, may be reduced by wage inflation and challenges in recovering increased labor through our contract rates.

Further, our “backlog”, which we define as the total value of all contracts that have been awarded less the total value of work completed on these contracts as of the reporting date may be affected by unfavorable economic conditions. Project delays, suspensions, cancellations, or scope adjustments in relation to work reflected in Stantec’s backlog, may occur from time to time due to considerations beyond Stantec’s control. Stantec’s contracts may contain provisions that allow the client to terminate the contract upon providing us with notice within a specified time. If one or more significant contracts were terminated, Stantec’s reported backlog could be adversely affected.

In the event our business lines are affected by economic or societal conditions, reduced public or private sector capital spend, changed demand for project types, or delayed or cancelled projects, we may have difficulty increasing our market share and achieving organic growth objectives.

Failure to maintain effective operational management practices may adversely affect Stantec’s financial condition and results of operations.
For Stantec to succeed, our internal processes—including billing and collection tools, project management, subcontractor management, administrative overheads, participation in joint arrangements, and the rate at which Stantec utilizes its workforce— must be managed effectively.

The following risks may result in additional costs, lower profits or project losses:

Uncollectable accounts or long collection cycles

At any time, Stantec carries a material amount of accounts receivable on its balance sheet, which is attributable to numerous contracts and clients. While we perform regular reviews of accounts receivable to identify clients with overdue payments and resolve issues causing any delays, there is no certainty that outstanding accounts receivable will be paid on a timely basis or at all.

Inefficiencies in invoicing clients or any delays experienced due to the integration of acquired businesses could increase the amount of time required to convert our unbilled receivables, trade and other receivables, and contract assets to cash. Delays in billing and collection of accounts receivable may impact our operating cash flows and require Stantec to increase its borrowings to meet working capital requirements.

Cost overruns on fixed-price contracts

Our contract profile includes fee-for-service and fixed price contracts that are based on cost and scheduling estimates and assumptions regarding productivity, performance, future economic conditions, and availability of experienced personnel, materials, and equipment. If our estimates and assumptions are inaccurate, or if there are changes to the schedule or scope of a project or to the costs of labor, equipment, and materials, then cost overruns may occur. As a result, Stantec may experience reduced profits, losses under these contracts, or claims for damages arising out of the Company’s failure to meet schedule or performance requirements. If cost overruns impact multiple contracts, there may be an adverse effect on our financial performance.

Failure to manage subcontractor performance

Profitably completing some contracts depends on the satisfactory performance of subcontractors and subconsultants engaged by Stantec. If these third parties do not perform to acceptable standards, or adhere to the contract schedule, Stantec may need to hire others to complete the tasks, which may add costs to a contract, impact profitability, and, in some situations, lead to significant losses and claims.

We may be adversely impacted as a result of participation in joint arrangements

As part of our business strategy, Stantec may enter joint arrangements, such as partnerships or joint ventures, where control is shared with unaffiliated third parties. For certain projects, we have contractual joint and several liability with these parties. In some cases, these joint arrangements may not be subject to the same internal controls (over

Management's Discussion and Analysis
December 31, 2022	M-36	Stantec Inc.

financial reporting and otherwise) that we follow. Failure by a joint-arrangement partner to comply with rules, regulations, and client requirements may adversely impact Stantec’s reputation, business, and financial condition. We attempt to mitigate these risks with mutual indemnification agreements among joint venture participants making each party liable for damages arising from their own performance.

New or changing policies, regulations, standards, and laws, or new exposures to existing laws, could adversely affect our business operations and results.
Stantec’s business model includes a range of business operating units and jurisdictions, each jurisdiction with its own rules and regulations. As we continue to grow geographically, complying with additional laws, regulations and standards could materially increase our costs; non-compliance could have a significant impact on our reputation and results. Similarly, as our business grows and diversifies, we may be required to comply with new policies, laws or regulations, non-compliance with which may increase our costs or impact our reputation and results.

Relaxed or repealed laws and regulations could also impact the demand for our services.

Compliance with information security standards, such as those imposed by the US Department of Commerce’s National Institute of Standards and Technology 800-171, Defense Federal Acquisition Regulations, Systems and Organization Controls (SOC) 2, and ISO 27001 are increasingly common requirements to bid on projects as required by clients and regulatory compliance frameworks. Inability to meet those requirements would limit our ability to pursue business opportunities.

New trade barriers, changes in duties or border taxes, and changes in laws, policies, or regulations governing the industries and sectors we work in could mean a decreased demand for our services or cost increases. Such changes cannot be predicted, nor can we predict their impact on our business and clients.

A failure in our IT infrastructure could lead to system interruption and loss of critical data, adversely affecting our operating results.
To sustain business operations and remain competitive, we rely heavily on our core and regional networks, complex server infrastructure and operating systems, communications and collaboration technology, design software, and business applications. A failure in our IT infrastructure could lead to system interruption, loss of critical data, and may adversely affect our business operations and operating results. Further, we must continually upgrade our applications, systems, and network infrastructure, ensure that we have an IT leadership team that is well versed in managing IT risks, and train key staff; otherwise, service delivery and revenues could be interrupted.

Currency and interest rate fluctuations, inflation, financial market volatility, or credit market disruptions may limit our access to capital.
Several capital market risks could affect our business including currency risk, inflation, interest rate risk, credit risk, market price risk, and availability of capital.

Although we report our financial results in Canadian dollars, the greater portion of our revenues and expenses is generated or incurred in non-Canadian dollars (primarily US dollars, British pounds, and Australian dollars). Fluctuations in exchange rates between the Canadian dollar and the currencies of jurisdictions where we conduct business may impact our financial results.

Some of our credit facilities carry a floating rate of interest; and as a result, our interest costs have been impacted by recent increases to interest rates. Our interest rate swap agreement related to a tranche of the term loan reduced our exposure to floating rates. We are also subject to interest rate pricing risk and market price risk to the extent that our investments held for self-insured liabilities contain fixed-rate government and corporate bonds and equity funds, respectively. We are also exposed to changes in our share price arising from our cash-settled share-based payments, as our obligation under these arrangements is based on the price of our shares. Our expansion plans may be restricted without continued access to debt or equity capital on acceptable terms. These factors may negatively affect our competitiveness and results of operations. Further details on our market risks are included in the Financial Instruments and Market Risks section of our MD&A.

As well, these market fluctuations may negatively affect the ability of our clients to deploy capital or to obtain credit to finance their businesses on acceptable terms, which will impact their demand for our services and our clients’ ability to pay for our services.

Management's Discussion and Analysis
December 31, 2022	M-37	Stantec Inc.

Deficiencies in internal controls over financial reporting may adversely affect Stantec's financial conditions and results of operations.
A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and preparation of our financial statements. Any deficiencies in our internal controls over financial reporting and disclosure controls and procedures could result in a material misstatement in our annual or interim financial statements that may not be prevented or detected on a timely basis. A discovery of a control deficiency or a combination of deficiencies that results in a material weakness will result in management and our independent auditors reporting a material weakness in their report on internal controls over financial reporting.

If we do not maintain adequate financial and management personnel, processes, and controls, we may not be able to accurately report our financial performance on a timely basis, which could cause a decline in our share price and harm our ability to raise capital. Failure to accurately report our financial performance on a timely basis could also jeopardize our continued listing on the Toronto Stock Exchange (TSX), the New York Stock Exchange (NYSE) or any other exchange on which our common shares may be listed.

Stantec operates in a highly competitive industry.
Our professional services cover all phases of the project life cycle: planning, design, construction administration, commissioning, operations and maintenance, decommissioning, and remediation. In all these areas, we compete with other large multinational professional services firms, as well as diversified (contracting/consulting) firms through to local, smaller, and specialist providers. Given the expanding demand for the services we provide, additional competitors will likely emerge. Our inability to effectively compete may impact our ability to win projects and could result in reduced revenue, profitability, and market share.

On any given project, the type and number of competitors vary and are dependent on factors including scale of project, geographic location, end-markets/sectors, commercial and contractual terms and risks, technical qualifications and expertise, client-led restrictions, as well as a competitor’s financial and marketing resources, risk appetite, reputation, experience, and safety record. Our competitors may also enter into teaming agreements or other relationships among themselves or with third parties to increase their competitive advantage and their ability to respond to clients’ needs and requirements. Further, there is a risk that the rapid speed of innovation and technological and other developments within our industry may outpace our ability to compete and/or manage the risk appropriately without making significant changes to our business model. Our failure to innovate and leverage technology and other advancements may impact our ability to retain existing clients or attract new clients.

Unavailability of third-party insurance coverage would increase our overall risk exposure as well as disrupt the management of our business operations.
We maintain insurance coverage (including project-specific professional liability insurance) with third-party insurers as part of our overall risk management strategy and because some of our contracts require us to maintain specific insurance coverage limits. If any of our third-party insurers fail, choose to exit an insurance market, or otherwise are unable to provide us with adequate insurance coverage at commercially reasonable rates, then our overall risk exposure and our operational expenses would increase, and the management of our business operations would be disrupted. In addition, there can be no assurance that any of our existing insurance coverage will be renewable upon the expiration of the coverage period, or that future coverage will be affordable at the required limits.

We could be adversely affected by violations of the US Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.
The US’s Foreign Corrupt Practices Act, the UK’s Bribery Act, Canada’s Corruption of Foreign Public Officials Act, and similar worldwide anti-corruption laws generally prohibit companies and their intermediaries from making improper payments to officials for obtaining or retaining business. Stantec operates in many parts of the world that have experienced government corruption. In certain circumstances, strict compliance with anti-corruption laws may conflict with local customs and practices.

We train employees to strictly comply with anti-bribery laws, and our policies prohibit employees from offering or accepting bribes. We have built processes to advise our partners, subconsultants, suppliers, and agents who work with us or work on our behalf that they must comply with anti-corruption laws.

Despite Stantec’s policies, training, and compliance programs, we cannot provide assurance that our internal controls, policies and procedures will always protect us from inadvertent, reckless, or criminal acts committed by employees or others. Violations or allegations of violations could disrupt our business and materially adversely affect

Management's Discussion and Analysis
December 31, 2022	M-38	Stantec Inc.

our operating results or financial condition. Litigation or investigations relating to alleged violations could be costly and distracting for management, even if we are ultimately found not to have engaged in misconduct.
Impairment of long-lived assets or restructuring activities may require us to record a significant charge to earnings.
Our long-lived assets, including our goodwill, leased assets, intangible assets, and others, are subject to periodic testing for impairment. Changes in our business environment, scope of business operations and office rationalizations could result in restructuring and/or asset impairment charges.

Failure to adequately tax plan could significantly impair Stantec’s overall capital efficiency.
Continuous reform to various global and country-specific tax laws are a risk for our organization. Recent changes include the Two-Pillar solution introduced by the Organisation for Economic Co-operation and Development to address tax challenges arising from the digitalization of the economy, a corporate minimum tax rate introduced in the US Inflation Reduction Act, and stricter capitalization rules that could limit interest deductions. Such changes could have a material impact on our effective tax rate and the results of our operations.

Management uses accounting and fiscal principles to determine income tax positions, however, ultimate tax determinations by applicable tax authorities may vary from our estimates with material impacts on our net income or cash flows.

In some jurisdictions, Stantec has defined benefit pension plans whose net surplus or deficit position may fluctuate. Plan deficit positions could develop or grow in the future, resulting in higher cash contribution requirements.
Stantec has foreign defined benefit pension plans for certain employees. In the future, our pension deficits or surplus may increase or decrease depending on changes in interest rate levels, pension plan performance, inflation and mortality rates, and other factors. If we are forced or elect to make up all or a portion of the deficit for unfunded benefit plans over a short time, our cash flow could be materially adversely affected. To partly mitigate the volatility risk of our pension deficit positions, certain of our pension plans include bulk annuity and guaranteed annuity policies which match future cash flows from the annuity policies to the timing of future payments required under those plans.

Managing Our Risks
Global Operations
We manage our business through a combination of centralized and decentralized controls that address the unique aspects of the various markets, cultures, and geographies we operate in.

Our approach to integrating acquired companies involves implementing company-wide information technology and financial management systems and providing support services from corporate and regional offices.

Business Model
Our business model—based on geography, business operating unit specialization, and life-cycle diversification—reduces our dependency on any particular industry or economic driver. We intend to continue diversifying our geographic presence and service offerings and focusing on key client sectors. We believe this will reduce our susceptibility to industry-specific and regional economic cycles and will help us take advantage of economies of scale in the highly fragmented professional services industry.

We believe that we are well positioned to compete in our markets due to our client-centric framework and ability to distinguish ourselves from our peers through our sustainability, innovation, inclusion and diversity, and operational efficiency actions. Our client-focused approach, knowledge, and successful delivery often leads to us being awarded repeat work from clients, including on a sole-source basis. In addition, our successful track record of acquiring and integrating firms also provides us with a competitive advantage, along with management and technical expertise, effective service delivery, and a robust innovation program.

We also differentiate our business from competitors by entering both large and small contracts with varying fee amounts. We work on tens of thousands of projects for thousands of clients in hundreds of locations. Our broad project mix strengthens our brand identity and ensures that we do not rely on only a few large projects for our revenue. We expect to continue to pursue selective acquisitions, enabling us to enhance our market penetration and to increase and diversify our revenue base.

Management's Discussion and Analysis
December 31, 2022	M-39	Stantec Inc.

Effective Processes and Systems
Our Global Management System (GMS) provides a disciplined and accountable framework for managing risks, quality outcomes, and occupational health and safety and environmental compliance. Stantec’s operations (except for recent acquisitions) are certified to, or are following the requirements of, the following internationally recognized consensus ISO standards:

ISO 9001:2015 (Quality Management)
ISO 14001:2015 (Environmental Management)
ISO 45001:2018 (Occupational Health & Safety Management)
ISO/IEC 20000-1:2018 (IT Service Management)
ISO/IEC 27001:2013 (Information Security Management)

Stantec has achieved global ISO certification across the vast majority of its operations and geographies for the Quality Management, Environmental Management, Occupational Health and Safety Management and Information Security Management standards, moving away from the previous country-specific certifications.

Throughout our organization, we use a Project Management (PM) Framework that confirms and clarifies the expectations Stantec has of its project managers and project teams. It includes the critical tasks that affect both the management of risks and achievement of quality on typical projects.

Our internal practice audit process enables us to assess the compliance of operations with the requirements of our GMS. This ensures that all offices and labs are audited at least once over the three-year term of our ISO 9001, ISO 14001, and ISO 45001 registrations. Additionally, field-level assessments are conducted for construction-related projects. We have a formal improvement process to encourage suggestions for improvement, address nonconformances, promote root-cause analysis, and document follow-up actions and responsibilities.

Our largest and most complex projects are supported by Major Project teams, which provide specialized program and project management services within each of our Business Operating Units.

Our comprehensive IT security (cybersecurity) program is designed to predict, prevent, detect, and respond. Key initiatives include detailed security and acceptable use policies, practices, and procedures; awareness campaigns for staff (including mandatory cybersecurity training); and a range of security initiatives for enforcing security standards, including regular penetration tests. Our integrated Security Incident Response team is linked to our Crisis Communication Plan to ensure that breach response protocols are aligned with our overall corporate crisis response plans.

We invest resources in our Risk Management team. Team members provide company-wide support and guidance on risk avoidance practices and procedures. Structured risk assessments are conducted before we begin pursuing projects with heightened or unique risk factors.

Insurance
Our policies include but are not limited to the following types of insurance: general liability; automobile liability and physical damage’ workers’ compensation and employer’s liability; directors’ and officers’ liability; professional, pollution, and cyber liability; fiduciary, and crime. We have regulated/licensed captive insurance companies to fund the payment of professional liability self-insured retentions related to claims as well as specific types of insurance policies such as employment practices and medical stop loss. We or our clients obtain project-specific professional liability insurance when required or as needed on large and or complex projects.

Growth Management
We have an acquisition and integration program managed by a dedicated acquisition team to minimize the risks associated with integrating acquired companies. A senior regional or business leader is appointed for each acquisition. The team is responsible for:
•Identifying and valuing acquisition candidates
•Undertaking and coordinating due diligence
•Negotiating and closing transactions
•Integrating employees and leadership structures (immediately) and systems (as soon as practical following an acquisition)

To manage risks associated with the integration process, we assign accountability for acquisition integration to the Corporate Development Mergers and Acquisitions team which has developed, through continuous learning and

Management's Discussion and Analysis
December 31, 2022	M-40	Stantec Inc.

experience, a comprehensive approach that addresses every step of integrating an acquired business into Stantec. During the COVID-19 pandemic, our acquisition integration program encountered challenges due to the limited ability to travel and meet in person; however, we were able to refine and improve our integration processes by implementing a hybrid model of on-site and remote work, which reduces administrative costs and is adaptable to changing travel restrictions or other rules.

Capital Liquidity
We meet our capital liquidity needs and fund our acquisition strategy through various sources, including cash generated from operations, short- and long-term borrowing from our syndicated senior credit facilities ($800 million revolving credit facility, $310 million term loan, and access to additional funds of $600 million), $300 million in senior unsecured notes, our £20 million uncommitted unsecured multicurrency credit facility, and the issuance of common shares.

Controls and Procedures
Disclosure controls and procedures are designed to ensure that information we are required to disclose in reports filed with securities regulatory agencies is recorded, processed, summarized, and reported on a timely basis and is accumulated and communicated to management—including our CEO and CFO, as appropriate—to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of management, including our CEO and CFO, we carried out an evaluation of the effectiveness of our disclosure controls and procedures (as defined in rules adopted by the Securities and Exchange Commission (SEC) in the United States and as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuer’s Annual and Interim Filings). Based on this evaluation, our CEO and CFO concluded that the design and operation of our disclosure controls and procedures were effective as of December 31, 2022.

As permitted by published guidance of the SEC in the United States, management’s evaluation of and conclusions on the effectiveness of internal control over financial reporting did not include the internal controls of the businesses acquired of Barton Willmore LLP and Barton Willmore Holdings Limited (collectively Barton Willmore) and L2, Inc., Partridge Architects, Inc., and L2Partridge, LLC (collectively L2P). These financial results are included in the Company’s 2022 audited consolidated financial statements because these entities were acquired by the Company through business combinations during 2022. The aggregate assets of these entities represent 0.5% of the Company’s total assets as at December 31, 2022, and the aggregate liabilities represent 0.3% of the Company's total liabilities as at December 31, 2022. The aggregate gross revenue earned from the date of acquisition to December 31, 2022, represents 0.8% of the Company's gross revenue for the year ended December 31, 2022.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with IFRS. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of our financial reporting and preparation of our financial statements. Accordingly, management, including our CEO and CFO, does not expect that our internal control over financial reporting will prevent or detect all errors and all fraud.

Management’s Annual Report on Internal Control over Financial Reporting and the Independent Auditors’ Report on Internal Controls accompanies our 2022 audited consolidated financial statements.

There has been no change in our internal control over financial reporting during the year ended December 31, 2022, that materially affected or is reasonably likely to materially affect our internal control over financial reporting.

We will continue to periodically review our disclosure controls and procedures and internal control over financial reporting and may make modifications from time to time as considered necessary or desirable.

Subsequent Event
Dividends
On February 22, 2023, our Board of Directors declared a dividend of $0.195 per share, payable on April 17, 2023, to shareholders of record on March 31, 2023.

Management's Discussion and Analysis
December 31, 2022	M-41	Stantec Inc.

Cautionary Note Regarding Forward-Looking Statements
Our public communications often include written or verbal forward-looking statements within the meaning of the US Private Securities Litigation Reform Act and Canadian securities laws. Forward-looking statements are disclosures regarding possible events, conditions, or results of operations that are based on assumptions about future economic conditions or courses of action and include financial outlook or future-oriented financial information. Any financial outlook or future-oriented financial information in this Management’s Discussion and Analysis has been approved by management of Stantec. Such financial outlook or future-oriented financial information is provided for the purpose of providing information about management’s current expectations and plans relating to the future.

Forward-looking statements may involve but are not limited to comments with respect to our objectives for 2023 and beyond, our strategies or future actions, our targets, our expectations for our financial condition or share price, or the results of or outlook for our operations. Statements of this type may be contained in filings with securities regulators or in other communications and are contained in this MD&A. Forward-looking statements in this MD&A include but are not limited to the following:
•Our expectation to achieve our four key financial targets by the end of 2023 as set out in the Strategic Plan section of this MD&A;
•Our pledge to achieve carbon neutrality and net zero commitments;
•Our expectation to achieve a 30% reduction in Stantec's real estate footprint relative to 2019 by the end of 2023;
•Our belief that we are well positioned to address opportunities arising from the US federal funding, commitments by Canada made on climate change and the need for environmental services and energy transition, growth in the water asset programs in UK, Australia, and New Zealand, and infrastructure supported by the European CHIPS Act and Australian Infrastructure Investment Program;
•Our expectation that we will capitalize on strong economic tailwinds to further drive our organic growth and our balance sheet strength and pipeline of potential opportunities will position us well for ongoing M&A growth;
•Our continued focus on operational excellence will deliver margins and earnings growth in 2023 and beyond;
•Our expectations in our Outlook section to address our Strategic Plan:
◦Our outlook for 2023 and beyond is very positive and our long-term net revenue CAGR target remains at greater than 10%, although the effects of the pandemic during the first two years of our plan may affect our ability to achieve this target by the end of 2023;
◦Our expectation to achieve our adjusted EBITDA margin target of 16% to 17% in 2023 and our adjusted diluted earnings per share CAGR of greater than 11%. We further expect to outperform our adjusted return on invested capital of greater than 10%, raising that target to greater than 10.5% for 2023;
◦Our belief that we are well positioned to capitalize on the opportunities being created by public sector stimulus and growing demand for sustainable solutions in infrastructure renewal and resiliency in responding to climate change drivers, as well as drivers for re-shoring production and supply chain resilience and security;
•Our expectations in our Outlook section to address our targets and expectations for 2023:
◦Net revenue growth will increase 7% to 11%, with net revenue organic growth in the mid- to high-single digits;
◦Organic growth in the US is expected to be in the high single digits to low double digits, with growth expected to be slower in the first half of the year and to accelerate in the second half of the year;
◦Organic growth in Canada is expected to maintain high levels of activity, moderating to organic growth in the low single digits;
◦Organic growth in Global is expected to achieve mid- to high-single digit growth driven by continued high levels of activity in our UK Water business under the ongoing Asset Management Program, and demand and stimulus in environmental services and infrastructure sectors;

Management's Discussion and Analysis
December 31, 2022	M-42	Stantec Inc.

◦Project margin as a percent of net revenues, expected to be relatively consistent in 2023 compared to 2022;
◦Adjusted EBITDA margin expected to be in the range of 16% to 17%, with some forecasted fluctuations throughout 2023 and reflecting continued discipline in the management of administration and marketing costs and continued investments in the commercialization of new innovations and technologies;
◦Benefits from the 2023 Real Estate Strategy will expect to generate approximately $0.35 to $0.40 adjusted diluted EPS by the end of 2023 relative to our 2019 costs;
◦Drive adjusted net income to a margin of 7.5% or greater of net revenue;
◦Adjusted diluted EPS growth expected to be in the range of 9% to 13%;
◦Adjusted ROIC expected to be above 10.5%
◦Other expectations include a net debt to adjusted EBITDA ratio between 1.0x to 2.0x, effective tax rate (without discrete transactions) to be in the range of 23.0% to 24.0%, earnings pattern of 40-45% in Q1 and Q4 and 55-60% in Q2 and Q3, and DSOs at or below 80;
•Our positive outlook for a strong multi-year cycle due to backlog growth;
•Our expectation to contribute approximately $21 million to pension plans in 2023;
•Our estimates of the impact of an increase or decrease in the interest rate on our revolving credit facility and term loan balances;
•Our estimates of the impact of an increase or decrease in market price risk on our investments held for self-insured liabilities for equity funds and increase or decrease in our share price on our cash-settled share-based payments;
•Our expectations in the Critical Accounting Estimates section;
•Our belief that diversifying our geographic presences and service offerings, and focusing on key client sectors will reduce our susceptibility to industry-specific and regional economic cycles;
•Our intention to continue to pursue selective acquisitions;
•Our expectations regarding our sources of cash and our ability to meet our normal operating and capital expenditures in the Capital Management and Liquidity and Capital Resources section;
•Our ability to limit credit risk; and
•Our expected adoption of accounting standards discussed in the Future Adoptions section.

These describe the management expectations and targets by which we measure our success and assist our shareholders in understanding our financial position as at and for the periods ended on the dates presented in this MD&A. Readers are cautioned that this information may not be appropriate for other purposes.

By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is a significant risk that predictions, forecasts, conclusions, projections, and other forward-looking statements will not prove to be accurate. We caution readers of this MD&A not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results, conditions, actions, or events to differ materially from the targets, expectations, estimates, or intentions expressed in these forward-looking statements.

Future outcomes relating to forward-looking statements may be influenced by many factors and material risks, including the risks described in the Risk Factors section of this MD&A.

Assumptions
In determining our forward-looking statements, we consider material factors including assumptions about the performance of the Canadian, US, and global economies in 2023 and their effect on our business. The material factors and assumptions used to support our 2023 outlook included on M-9 are set forth below:
•Management assumed an average value for the US dollar of $1.32, GBP $1.62, and AU of $0.95 for 2023.

Management's Discussion and Analysis
December 31, 2022	M-43	Stantec Inc.

•The overnight interest rate target is currently 4.5% in both Canada and the US, and 4.0% in the UK. The Company’s fixed rate debt on bonds and one term loan is expected to partially offset this.
•Our effective income tax rate, without discrete transactions, is expected to be approximately 23.0% to 24.0% and was considered based on the tax rates in place as of December 31, 2022, as well as our mix of expected earnings for the countries we operate in.
•The Canadian unemployment rate— 5.0% in 2022— was a near record low. In the United States, the unemployment rate— 3.5% in 2022, has returned to pre-COVID February 2020 levels, but expectations of a slight increase in 2023 due to recession concerns.
•In Canada, the number of total housing starts is forecasted to decrease in 2023 by greater than 10% compared to 2022. In the United States, the forecasted seasonally adjusted annual rate of total housing starts for 2023 is 1.14 million, a 26% increase compared to 2022.
•The American Institute of Architects ABI (architectural billing index) has decreased to 47.5 as of December 2022 from 51.0 at the end of 2021, reflecting a softening in business conditions resulting from an increase in project delays in Q4 2022. Architectural billings are expected to remain consistent in 2023.
•Prices for precious metals, other metals, minerals, and crude oil have been volatile during the COVID crisis. However, the World Bank expects oil, metals, and minerals prices for 2023 to slightly decrease from 2022 levels.
•Management expects to support our targeted level of growth using a combination of cash flows from operations and borrowings.

The preceding list of factors is not exhaustive. Investors and the public should carefully consider these factors, other uncertainties and potential events, and the inherent uncertainty of forward-looking statements when relying on these statements to make decisions with respect to our Company. The forward-looking statements contained herein represent our expectations as of February 22, 2023, and, accordingly, are subject to change after such date. Except as may be required by law, we do not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time. In the case of the ranges of expected performance for fiscal year 2023, it is our current practice to evaluate and, where we deem appropriate, to provide updates. However, subject to legal requirements, we may change this practice at any time at our sole discretion.

Management's Discussion and Analysis
December 31, 2022	M-44	Stantec Inc.